OPTION AGREEMENT

SILVER DISTRICT PROPERTY

THIS AGREEMENT made effective this 28th day of August, 2012 (the "**Effective Date**").

BETWEEN:

> **MAGELLAN GOLD CORPORATION**, a Nevada company with an office at c/o Richard Harris, 6121 Lakeside Drive, Suite 260, Reno, Nevada 89511 (the "**Optionee**")

AND:

> **COLUMBUS SILVER (U.S.) CORPORATION**, a Nevada company with an office located at 573 E. Second Street, Reno, Nevada, 89502 (the "**Optionor**")

WHEREAS:

A. Pursuant to the *Letter of Agreement* dated May 10, 2003 between The Other Mining Company (U.S.) Inc. (as Hidefield Gold (U.S.) Corporation was then known) ("**TOMC**") and Purple Vein Resources Ltd. (as Columbus Gold Corp. was then known) ("**Columbus Gold**"), as amended June 18, 2003 by the same parties, and as clarified by *Columbus Gold Corp. Letter Re: Nevada Properties* dated June 13, 2005 between Columbus Gold and TOMC (collectively, the "**TOMC Agreement**"), among other things unpatented mining claims in Arizona were sold to Columbus Gold. Certain of those mining claims are described in Appendix "A" attached hereto (the "**TOMC Unpatented Claims**");

B. The TOMC Unpatented Claims are subject to a 1.5% net smelter returns royalty owed to TOMC (the "**TOMC Royalty**");

C. Pursuant to the *Option Agreement* dated February 1, 2007 between Columbus Gold (U.S.) Corporation ("**Columbus Gold USA**" and together with Columbus Gold, "**CGT**") and Mary K. Laccinole, William F. Hindle, and Robert F. Hindle (the "**Laccinole Option Agreement**"), Columbus Gold USA was granted an option over the James G. Blaine patented lode mining claim located in La Paz County, Arizona, as more fully described in Appendix "A" attached hereto (the "**James G. Blaine Patented Claim**");

D. The James G. Blaine Patented Claim is subject to a 5% net profits royalty in the event that the option under the Laccinole Option Agreement is exercised (the "**Laccinole Royalty**");

E. Pursuant to the *Arizona State Mineral Exploration Permit #08-114891* (the "**Arizona State Mineral Lease**"), the Optionor has been granted a lease over approximately 154.660 acres located in Arizona as more fully described in Appendix "A" attached hereto;

F.   Pursuant to the *Purchase Agreement (Unpatented Mining Claims)* dated August 28, 2006 between Columbus Gold USA and Robert Bell, Columbus Gold USA purchased the unpatented mining claims located in the Silver (Red Cloud) Mining District described in Appendix "A" attached hereto (the "**Bell Unpatented Claims**");

G.   Pursuant to the *Lease Agreement* dated August 28, 2006 between Columbus Gold USA and Robert Bell (the "**Bell Lease**"), Columbus Gold USA was granted a lease over three mining claims situated in the Silver (Red Cloud) Mining District, La Paz County, Arizona, being the patented lode mining claim named Red Cloud, and the unpatented mining claims named Plata No.1 and Plata No.2, situated in the Silver as more fully described in Appendix "A" attached hereto (the "**Bell Leased Claims**");

H.   The Bell Leased Claims are subject to a 2% net smelter returns royalty under the Bell Lease (the "**Bell Lease Royalty**" and together with the TOMC Royalty and the Laccinole Royalty, the "**Royalties**");

I.   Pursuant to the *Assignment Agreement* dated effective September 1, 2007 between CGT and the Optionor (the "**CGT Assignment Agreement**"), the Optionor was assigned (among other things) all of CGT's rights to the TOMC Claims, the Laccinole Option Agreement, the Bell Unpatented Claims, and the Bell Lease, and all of CGT's rights to the TOMC Unpatented Claims and the Bell Unpatented Claims;

J.   The Optionor also holds certain additional unpatented mining claims located in Arizona, as are more fully described in Appendix "A" attached hereto (the "**Other Unpatented Claims**", and together with the TOMC Unpatented Claims and the Bell Unpatented Claims, the "**Unpatented Claims**");

K.   Pursuant to the *Purchase Agreement (Patented Mining Claims)* dated September 1, 2007 between the Optionor and Paul W. Fornaciari Trust and the Ronald C. Johnson Trust, the Optionor purchased on an "as-is" basis the patented lode mining claims named Pacific and Black Rock, as are more fully described in Appendix "A" hereto (the "**Fornaciari Patented Claims**");

L.   The Fornaciari Patented Claims and the Unpatented Claims are referred to herein as the "**Owned Claims**";

M.   The TOMC Agreement, Laccinole Option Agreement, Arizona State Mineral Lease, and the Bell Lease are referred to collectively herein as the "**Underlying Agreements**", copies of which are attached hereto as Appendix "B";

N.   The Owned Claims and the mineral claims underlying the Underlying Agreements are referred to collectively herein as the "**Property**";

O.   The Optionor desires to grant an exclusive option to the Optionee to take 100% assignment of the Optionor's interest in and to the Underlying Agreements, and to take ownership of 100% of the Optionor's interest in and to the Owned Claims, subject to the royalties applicable thereto, and upon the terms and subject to the conditions contained herein.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises, the mutual covenants herein set forth and the sum of One Dollar ($1.00) of lawful money of the United States of America now paid by the Optionee to the Optionor, the receipt and sufficiency of all of the foregoing being acknowledged by the parties hereto, the parties hereto do hereby mutually covenant and agree as follows:

1. THE OPTION

1.1. **Grant of Option.** The Optionor hereby grants to the Optionee the sole and exclusive right and option, subject to the terms of this Agreement, to take assignment of 100% of the Optionor's right, title and interest in and to the Underlying Agreements and to take ownership of 100% of the Optionor's right, title and interest in and to the Owned Claims, subject to the royalties applicable thereto, including without limitation the Royalties (the "**Option**").

1.2. **Term of Option.** The Option shall remain in force during the term of this Agreement, from the date hereof to and including the date of exercise of the Option, termination of this Agreement, or January 1, 2015 whichever comes first (the "**Option Period**").

1.3. **Rights During Option Period.** During the Option Period, the Optionee and its employees and agents and any person duly authorized by the Optionee shall be entitled to the same rights held by the Optionor respecting the Property, including without limitation access thereto.

2. OPTION OBLIGATIONS

2.1. **Payments and Obligations.** In order to maintain the Option in good standing and to earn the interest in the Property herein provided, the Optionee must duly complete the following:

(a) the Optionee must pay to the Optionor an aggregate of $1,013,200, as follows (collectively, the "**Payments**"):

(i) $63,200 on signing of this Agreement;

(ii) $50,000 on or before December 31, 2012;

(iii) $400,000 on or before December 31, 2013; and

(iv) $500,000 on or before December 31, 2014; and

(b) until all Payments are made and the Option is exercised in accordance with the terms and conditions contained herein, the Optionee must pay to the

Optionor (collectively, the "**Obligations**") the following amounts, which Obligations are exclusive of Payments and will not be credited as Payments hereunder:

(i) all mining claim maintenance and rental fees that would be otherwise due to the appropriate government agency or agencies including without limitation the Arizona Bureau of Land Management on or after October 1, 2012 in order to keep the Property in good standing. The Optionee must make these payments to the Optionor no later than 30 days before the due date on which such payments are required to be paid to such appropriate government agency or agencies in order to keep the Property in good standing. The Optionor will forward such payments to the appropriate government agency or agencies promptly upon receipt thereof; and

(ii) all amounts of money that would be otherwise due and payable to the other party or parties to the Underlying Agreements on or after October 1, 2012 in order to keep such agreements in good standing, including without limitation lease and rent payments, royalty and advance royalty payments, and option payments. The Optionee must make these payments to the Optionor no later than 30 days before the due date on which such payments are required to be paid to such other party or parties under the Underlying Agreements. The Optionor will forward such payments to the appropriate party or parties to the Underlying Agreements promptly upon receipt thereof; and

(c) promptly complete any and all notice and recording requirements in connection with this Agreement or the Underlying Agreements.

2.2. **Acquisition of Interest**. Upon the payment of the Payments by the Optionee to the Optionor, and provided the other Obligations due by such date have been duly completed by the Optionee, on such date the Option shall have been exercised and the Optionor will be deemed to have, on an "as-is" basis:

(a) assigned 100% of its right, title and interest in and to the Underlying Agreements to the Optionee; and

(b) sold 100% of its right, title and interest in and to the Owned Claims to the Optionee;

subject to any royalties applicable thereto (including without limitation the Royalties).

2.3. **Transfer of Property.** In the event that the Optionee successfully exercises the Option pursuant to this Agreement, then at the same time as the Optionor makes the final Payment to the Optionee:

(a) the Optionor and the Optionee agree to do all things as may be reasonably necessary to formally transfer the Optionor's right, title and interest in and to the Underlying Agreements, the Owned Claims, and the Royalties to the Optionee, including without limitation execution of formal transfer documents, recording, and so forth, provided that all costs associated therewith will be borne by the Optionee. The Optionee acknowledges and agrees that it will negotiate and execute any agreements relating to the Royalties with the beneficiaries thereof in order to assume the Optionor's obligations in connection therewith that the Optionor reasonably believes is required; and

(b) the Optionor will deliver or cause to be delivered to the Optionee all available reports, maps, drill logs, documents, assay results and any other data in its possession respecting the Property ("**Property Data**").

3. OPTION ONLY

3.1. **Option Only.** The Option is an option only and except as specifically provided otherwise, nothing herein contained shall be construed as obligating the Optionee to do any acts or make any payments hereunder and any act or acts, or payment or payments as shall be made hereunder shall not be construed as obligating the Optionee to do any further act or make any further payment. If this Agreement is terminated the Optionee shall not be bound thereafter in debt, damages or otherwise under this Agreement save and except as provided for hereunder with respect to the Termination Obligations (as such term is defined herein), and all payments (including without limitation the Payments and the Obligations) theretofore paid by the Optionee shall be retained by the Optionor in consideration for entering into this Agreement and for the rights conferred on the Optionee thereby.

4. ASSIGNMENT OF PROPERTY AND AGREEMENT

4.1. **Method of Assignment.**

(a) During the Option Period, neither the Optionor nor Optionee will sell, transfer, assign, mortgage, pledge or otherwise encumber its interest in this Agreement or its right or interest in the Option, Underlying Agreements, or Property without the consent of the other, such consent not to be unreasonably withheld provided that either the Optionor or Optionee will be permitted to assign this Agreement to an "Affiliate," as that term is defined in the *Business Corporations Act* (British Columbia). Any purchaser, grantee, assignee or transferee of any assigned interest will be required to deliver to the other parties its agreement related to this Agreement and to the Property, containing:

> (i)   a covenant by such assignee to perform all the obligations of the assigning party to be performed under this Agreement in respect of the interest to be acquired by it therefrom to the same extent as if this Agreement had been originally executed by the assigning party and such assignee as joint and several obligors making joint and several covenants; and

> (ii)   a provision subjecting any further sale, transfer or other disposition of such interest in the Property and this Agreement or Option or any portion thereof to the restrictions contained in this Section.

. (b)   No assignment of any interest less than its entire interest in this Agreement and in the Property will discharge an assigning party from any of its obligations hereunder, but upon the assignment by a party of the entire interest at the time held by it in this Agreement (whether to one or more assignees and whether in one or in a number of successive assignments), such assigning party will be deemed to be discharged from all obligations hereunder save and except for the fulfillment of contractual commitments accrued due prior to the date on which the assigning party completes the transfer of its entire interest.

5.   COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR

5.1.   The Optionor represents, warrants and covenants to the Optionee (and acknowledges and confirms that the Optionee is relying on such covenants, representations and warranties in entering into this Agreement) that:

(a)   it is duly organized, validly existing and in good standing under the laws of the State of Nevada and that the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents;

(b)   the Optionor has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c)   neither the execution and delivery of this Agreement, nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which the Optionor is a party;

(d)   this Agreement constitutes a legal, valid and binding obligation of the Optionor;

(e)   the Underlying Agreements are in good standing;

(f)   the Optionor will make any payments that are due on or before September 30, 2012 that are required to be made by such date in order to keep the Property and the Underlying Agreements in good standing;

(g)   the Optionor will use commercially reasonable efforts to maintain all Property Data in its possession in safe condition during the currency of this Agreement;

(h)   upon request by the Optionee, and at the sole cost of the Optionee, the Optionor will deliver or cause to be delivered to the Optionee copies of all Property Data in its possession.

5.2.   Except as expressly represented, warranted and covenanted in the above Subsection, the Optionee acknowledges and agrees that the Optionor makes no other representations, warranties or covenants, express or implied, with respect to the Underlying Agreements, the Property and the subject matter of this Agreement. The Optionee acknowledges that it will not be entitled to, and does not and will not, rely on the Optionor, or its representatives or agents, as to the condition of the Underlying Agreements or the Property in any manner whatsoever, and that the Optionee has relied and will be relying on its own due diligence review in its decision to enter into this Agreement, in its decisions to complete the Payments and Obligations, and otherwise in its actions hereunder. THE OPTIONEE ACKNOWLEDGES AND AGREES THAT, EXCEPT AS SET OUT IN THE ABOVE REPRESENTATIONS AND WARRANTIES OF THE OPTIONOR, ALL RIGHT, TITLE, OR INTEREST OPTIONED, ASSIGNED, OR SOLD HEREUNDER WILL BE COMPLETED ON AN AS-IS BASIS.

5.3.   The representations and warranties contained in the Subsection above are provided for the exclusive benefit of the Optionee and a breach of any one or more thereof may be waived by the Optionee in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty, and the representations and warranties contained in such Subsection will survive the execution hereof.

6.   **COVENANTS, REPRESENTATIONS AND WARRANTIES OF THE OPTIONEE**

6.1.   The Optionee covenants with and represents and warrants to the Optionor as follows, and acknowledges and confirms that the Optionor is relying on such covenants, representations and warranties in entering into this Agreement:

(a)   it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(b)   it is duly organized, validly existing and in good standing under the laws of the State of Nevada and that the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its constating documents;

(c)   neither the execution and delivery of this Agreement, nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated conflict with, result in the breach of or accelerate the performance required by, any agreement to which the Optionee is a party;

(d)   this Agreement constitutes a legal, valid and binding obligation of the Optionee;

(e)   it will, during the currency of this Agreement, do all work on the Property in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any applicable governmental authority including without limitation the carrying and maintaining of liability insurance on employees, all laws and regulations regarding reclamation, protection of the environment or human health, applicable environmental statutes, regulations, ordinances, by-laws, and codes with respect to the Property;

(f)   it acknowledges and agrees that the Optionor and its authorized agents and representatives will be permitted to enter upon the Property at all reasonable times for the purposes of inspection, but will do so at its own risk and so as not to unreasonably hinder the operations of the Optionee. The Optionor will indemnify and hold the Optionee harmless from any damage, claim, or demand by reason of injury to the Optionor or its agents or representatives on the Property or the approaches thereto; and

(g)   it will, during the currency of this Agreement, indemnify and save the Optionor harmless in respect of any and all costs, claims, liabilities and expenses arising out of the Optionee's activities on the Property and, without limiting the generality of the foregoing will, during the currency of this Agreement, carry not less than $1,000,000 in third party liability insurance in respect of its operations on the Property for the benefit of the Optionee and the Optionor as their interests appear, provided that the Optionee will incur no obligation hereunder in respect of claims arising or damages suffered after termination of the Option if upon termination of the Option any workings on or improvements to the Property made by the Optionee are left in a safe condition.

6.2.   The representations and warranties contained in the Subsection above are provided for the exclusive benefit of the Optionor and a breach of any one or more thereof may be waived by the Optionor in whole or in part at any time without prejudice to their rights in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in such Subsection will survive the execution hereof.

7.   AREA OF INTEREST

7.1.   **Area of Interest**. During the term of this Agreement, if either the Optionor or the Optionee, or any of their respective affiliates or associates, locate or acquire, directly or indirectly, either alone or in combination with others, any mining claim or other form of real property with the Area of Interest (an "**AOI Claim**"), then such mining claim or other form of real property will be deemed a part of the Property hereunder, such that, among other things:

(a)   if the Optionor has acquired such AOI Claim, in the event that the Option is successfully exercised, all of Optionor's right, title and interest to such AOI Claim will be transferred from the Optionor to the Optionee for no additional consideration except for that set out herein; and

(b)   if the Optionee has acquired such AOI Claim, in the event that the Option is terminated without exercise hereunder, all of the Optionee's right, title and interest to such AOI Claim will be transferred from the Optionee to the Optionor for no additional consideration except for that set out herein.

7.2.   **Definition of Area of Interest**. For the purposes of this Agreement, the term "Area of Interest" means that area encompassed within intersecting lines drawn parallel to and one mile from the outer boundaries of the Property, as is more fully shown on the map attached hereto as Appendix "C". The parties agree that the description of the Property provided on such map is provided for ease of reference in connection with the Area of Interest set out above, and should not be relied upon for the purposes of determining the amounts required to be paid in connection with the Obligations due hereunder.

8.   DEFAULT AND TERMINATION

8.1.   **Default**. Notwithstanding anything in this Agreement to the contrary, if the Optionee should be in default in performing any requirement herein set forth (except for the requirement to make Payments and complete the Obligations on or before the applicable due date(s) as required herein), the Optionor will give written notice to the Optionee specifying the default (a "**Notice of Default**") and the Optionee will not lose any rights granted under this Agreement, unless, within thirty (30) days after the giving of a Notice of Default by the Optionor, the Optionee has failed to take reasonable steps to cure the default by the appropriate payment or performance (the Optionee hereby agreeing that should it so commence to cure any defect it will prosecute the same to completion without undue delay), and if the Optionee fails to take reasonable steps to cure any such default, the Optionor will be entitled thereafter to terminate this Agreement and to seek any remedy it may have on account of such default.

8.2. **Terminable Events.** This Agreement and the Option granted hereunder will be terminable by the Optionor by notice in writing to the Optionee in any of the following events:

(a)   if any of the Payments or Obligations required to be made hereunder have not been completed by the Optionee on or before the date on which such Payment or Obligation is required to be made hereunder; or

(b)   if the Optionee should be in default in performing any of its other obligations hereunder and has failed to take reasonable steps to cure such default within thirty (30) days after receipt of a Notice of Default from the Optionor.

8.3. **Optionee May Terminate at any Time.** In addition to any other termination provisions contained in this Agreement, the Optionee will at any time have the right to terminate this Agreement without liability therefor by giving sixty (60) days' written notice of such termination to the Optionor, and in the event of such termination this Agreement, subject to the Termination Obligations, will be of no further force and effect.

8.4. **Effect of Termination.** From and after the date of termination of this Agreement, all right, title and interest of Optionee under this Agreement will terminate except for the Termination Obligations, and Optionee will not be required to make any further payments or to perform any further obligations hereunder concerning the Property.

8.5. **Obligations of Optionee on Termination.** If this Agreement is terminated prior to the exercise of the Option, the Optionee will (collectively, the "**Termination Obligations**"):

(a)   deliver to the Optionor as soon as possible after receipt of written request from the Optionor copies (including without limitation hard copies, and copies in electronic or digital format) of Property Data compiled by the Optionee;

(b)   remove from the Property within twelve (12) months of the date of termination all mining facilities erected, installed or brought upon the Property by or at the instance of the Optionee, and any mining facilities remaining on the Property after the expiration of the said period will, without compensation to the Optionee, become the property of the Optionor; and

(c)   complete any Obligations that are due within thirty (30) days prior to the date of termination.

9.   NOTICE

9.1.   **Notice.** Any notice required to be given under this Agreement shall be deemed to be well and sufficiently given if delivered or if mailed by registered mail in Canada or the United States of America (save and except during the period of any interruption in the normal postal service within Canada or the United States of America) or sent by facsimile or email, in the case of the Optionee addressed as follows:

> **MAGELLAN GOLD CORPORATION**
> c/o Richard Harris
> 6121 Lakeside Drive, Suite 260
> Reno, Nevada 89511 USA
> Facsimile No.: 707-736-7070
> Email: johncaseypower@gmail.com

with a copy to:

> **JOHN POWER**
> P.O. Box 114
> The Sea Ranch, CA 95497

and in the case of the Optionor addressed as follows:

> **COLUMBUS SILVER (U.S) CORPORATION**
> 1090 Hamilton Street
> Vancouver, British Columbia
> V6B 2R9
> Facsimile No.: 604-689-3609
> Email: Robert@mineralcorporations.com

with a copy to:

> **CORDILLERAN EXPLORATION COMPANY, LLC**
> 573 E 2nd Street
> Reno, Nevada
> 89502-1090
> USA
> Facsimile Number: 775-324-4811

Email: AWallace@cordexnv.com

and any notice given as aforesaid shall be deemed to have been given, if delivered, when delivered, if sent by facsimile or email, when received, or if mailed on the third business day after the date of mailing thereof. Either party may from time to time by notice in writing change its address for the purpose of this paragraph.

10. **CURRENCY AND PAYMENTS**

10.1. **Currency.** All sums of money expressed in this Agreement are expressed in the lawful money of the United States of America.

10.2. **Payments.** Any payments to the Optionor (including without limitation the Payments and the Obligations) that the Optionee may make under the terms of this Agreement shall be deemed to have been well and sufficiently made in timely manner if, among other things, cheques payable to the Optionor are mailed to the Optionor at the address stipulated for receiving notices hereunder by prepaid registered mail from a point in Canada or the United States of America on or before the date such payment is to be made.

11. **GOVERNING LAW**

11.1. **Governing Law.** This Agreement, and all disputes or claims arising out of or in connection with it, shall be governed by and construed in accordance with the laws of the State of Nevada.

11.2. **Jurisdiction.** The parties to this agreement irrevocably and unconditionally agree that the Courts of Nevada shall have exclusive jurisdiction over all disputes or claims arising out of or in connection with this agreement.

12. **ACKNOWLEDGEMENT – PERSONAL INFORMATION**

12.1. **Personal Information.** The undersigned hereby acknowledges and consents, if required by TSX Venture Exchange (the "**Exchange**") policy, by law, or by applicable regulatory authorities, to:

(a) the disclosure to the Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the other party; and

(b) the collection, use and disclosure of such personal information by the Exchange and all other regulatory authorities in accordance with the requirements, including the provision to third party service providers, from time to time.

13. **DISCLOSURE OF INFORMATION**

13.1. **News Releases.** Subject to the requirements of applicable laws, any news release of either party hereto relating to the Property or to this Agreement will be provided to the other party not less than twenty-fours in advance of its release, and the originating party will use its reasonable best efforts to provide comments thereto in order to bring the form and content thereof to the standards required by such party.

14. MISCELLANEOUS

14.1. **Prior Agreements.** This Agreement supersedes and replaces all prior agreements between the parties hereto with respect to the Property, which said prior agreements shall be deemed to be null and void upon the execution hereof.

14.2. **Further Assurances.** The parties hereto agree to execute all such further or other assurances and documents and to do or cause to be done all acts or things necessary to implement and carry into effect the provisions and intent of this Agreement.

14.3. **Time is of the Essence.** Time shall be of the essence of this Agreement.

14.4. **Titles.** The titles to the respective paragraphs hereof shall not be deemed as part of this Agreement but shall be regarded as having been used for convenience only.

14.5. **Successors and Assigns.** This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, and assigns.

15. COUNTERPARTS

15.1. **Counterparts.** This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All of these counterparts will for all purposes constitute one agreement, binding on the parties, notwithstanding that all parties are not signatories to the same counterpart. A fax transcribed copy, PDF, or photocopy of this Agreement executed by a party in counterpart or otherwise will constitute a properly executed, delivered and binding agreement or counterpart of the executing party.

IN WITNESS WHEREOF the parties hereto have hereunto executed these presents as of the day and year first above written.

COLUMBUS SILVER (U.S.) CORPORATION   **MAGELLAN GOLD CORPORATION**

_____   _____
Andy Wallace, Vice-President   John Power, President and CEO

PROPERTY DESCRIPTION

TOMC Unpatented Claims

DESCRIPTION:
Unpatented mining claims located in Sections 24-26, 34-36, Township 3 South, Range 23 West and Sections 1-3, 11, 12, 14, Township 4 South, Range 23 West, G&SRB&M, La Paz County, Arizona:

Claim Name	BLM AMC Number	County Document Number OR	
		Book	Page
*POP #1 (2dAm)	AMC# 43990	1102	172
*POP #2 (2d Am)	AMC# 43991	1222	101
*POP #3 (2d Am)	AMC# 43992	1222	103
*POP #4 (2d Am)	AMC# 43993	1222	109
*POP #5 (2d Am)	AMC# 43994	1222	111
*POP #6 (2d Am)	AMC# 43995	1222	115
*POP #7 (2d Am)	AMC# 43996	1222	117
*POP #8 (2d Am)	AMC# 43997	1222	119
*POP #9 (2d Am)	AMC# 43998	1222	121
*POP #10 (2d Am)	AMC# 43999	1222	123
*POP #11 (2d Am)	AMC# 44000	1222	125
*POP #13 (2dAm)	AMC# 44002	1222	127
*POP #14 (2dAm)	AMC# 44003	1222	129
*POP #15 (2dAm)	AMC# 44004	1222	131
*POP #16 (2dAm)	AMC# 44005	1222	133
*POP #17 (Am)	AMC# 44006	1222	135
*POP #19 (Am)	AMC# 44008	1102	226
*POP #21 (Am)	AMC# 44010	1102	232
*POP #22 (Am)	AMC# 44011	1102	235
*POP #24 (2d Am	AMC# 44013	1222	139
*POP #25 (2d Am	AMC# 44014	1222	141
*POP #26 (2d Am	AMC# 44015	1222	143
*POP #27 (2d Am	AMC# 44016	1222	145
*POP #28 (2d Am	AMC# 44017	1222	147
*POP #29 (2d Am	AMC# 44018	1222	734
*POP #30 (Am)	AMC# 44019	1102	259
*POP #31 (Am)	AMC# 44020	1102	262
*POP #32 (Am)	AMC# 44021	1102	265
*POP #37 (2d Am)	AMC# 44026	1222	153
*POP #38 (2d Am)	AMC# 44027	1222	157
*POP #43 (Am)	AMC# 44032	1102	295
*POP #50 – POP #51	AMC# 207723-207724	# 835428-835429	
*POP #53 – POP #57	AMC# 207725-207729	# 835430-835434	
*POP #62	AMC# 207734	# 835439	
*RUF #1	AMC# 129269	1222	207
*RUF #2	AMC# 129270	1222	209
*RUF #5	AMC# 129273	1222	215
*RUF #9	AMC# 129277	1222	223
*RUF #10	AMC# 129278	1222	225
*RUF #12	AMC# 129280	1222	229
*RUF #13	AMC# 129281	1222	231

*RUF #14	AMC# 129282	1222	233
*RUF #15	AMC# 129283	1222	235
*RUF #17	AMC# 129285	1222	239
*RUF #18	AMC# 129286	1222	241
*RUF #22	AMC# 129290	1222	249
*RUF #23	AMC# 129291	1222	251
*RUF #24	AMC# 129292	1222	253
*MIL #1	AMC# 129261	1222	191
*MIL #2	AMC# 129262	1222	193
*MIL #3	AMC# 129263	1222	195
*MIL #4	AMC# 129264	1222	197
*MIL #5	AMC# 129265	1222	199
*MIL #6	AMC# 129266	1222	201
*G + W #2	AMC# 129255	1222	179
*G + W #3	AMC# 129256	1222	181
*G + W #4	AMC# 129257	1222	183

James G. Blaine Patented Claim

JAMES G. BLAINE Patented Mining Claim – MS 1258-A   Parcel #301-31-001 La Paz Co. Assessor
Section 25, Township 3 South, Range 23 West, G&SRB&M, La Paz County, Arizona

Arizona State Mineral Lease

LEGAL DESCRIPTION:

Land #	Legal Description	Acreage
04.0-S-23.0-W-02-15-030-1006	W2L4 E2L5 W2L6 SWNW W2SENW NESW	154.660

Bell Unpatented Claims

DESCRIPTION:
Unpatented mining claims located in Sections 24-26, 34-36, Township 3 South, Range 23 West and Sections 1-3, 11, 12, 14, Township 4 South, Range 23 West, G&SRB&M, La Paz County, Arizona:

Claim Name	BLM AMC Number	County Document Number OR	
		Book	Page
**Ruth #1 Amended	AMC# 44216	Book 1222	Page 167
**Ruth #3 Amended	AMC# 44218	Book 1222	Page 169
**Ruth #5 Amended	AMC# 44220	Book 1222	Page 171
**Ruth #7 Amended	AMC# 44222	Book 1222	Page 173
**Plata No. 3 Amended	AMC# 44191	Book 1011	Page 94
**Plata No. 5 Amended	AMC# 44193	Book 1011	Page 95
**Plata No. 6 Amended	AMC# 44194	Book 1011	Page 96
**Plata No.10 Amended	AMC# 44195	Book 1011	Page 98
**Plata No.11 Amended	AMC# 44196	Book 1011	Page 99
**Plata No.12 Amended	AMC# 44197	Book 1011	Page 100
**Plata No.14	AMC# 44199	Book 598	Page 710
**Plata No.15 Amended	AMC# 44200	Book 1011	Page 101
**Chuck No.5	AMC# 44208	Book 609	Page 55
**Chuck No.7	AMC# 44210	Book 609	Page 57
**Chuck No.9	AMC# 44212	Book 609	Page 59

Other Unpatented Claims

DESCRIPTION:
Unpatented mining claims located in Sections 24-26, 34-36, Township 3 South, Range 23 West and Sections 1-3, 11, 12, 14, Township 4 South, Range 23 West, G&SRB&M, La Paz County, Arizona:

Claim Name	BLM AMC Number	County Document Number OR Book Page
PL-1 – PL-2	AMC# 366944-366945	# 2005-04698 – 2005-04699
Arch	AMC# 366937	# 2005-04700
RU 1 – RU 3	AMC# 366947-366949	# 2005-04701 – 2005-04703
CH-1 – CH-6	AMC# 366938-366943	# 2005-04704 – 2005-04709
POP 39	AMC# 366946	# 2005-04710
A-1	AMC# 369924	# 2006-00883
RIHO	AMC# 369925	# 2006-00884
MAX 13-26	AMC# 386562-386575	# 2007-05726 – 2007-05739

Bell Leased Claims

DESCRIPTION:
Sections 34 and 35, Township 3 South, Range 23 West and Sections 1 and 11, Township 4 South, Range 23 West, G&SRB&M, La Paz County, Arizona

LEASED: 2 Unpatented Claims:

Claim Name	BLM AMC Number	County Document Number OR Book Page
Plata No. 1 (3rd Amended)	AMC# 44189	Book 1222 Page 164
Plata No. 2 (2nd Amended)	AMC# 44190	Book 1229 Page 736

LEASED: 1 Patented Claim:

Red Cloud Patented Mining Claim – MS 749   Parcel #301-34-003 La Paz Co. Assessor

Fornaciari Patented Claims

DESCRIPTION: Sections 11, 12, Township 4 South-Range 23 West, G&SRB&M, La Paz County, Arizona

PURCHASED: 2 Patented Claims:

BLACK ROCK Patented Mining Claim – MS 291 Parcel #301-34-002 La Paz Co. Assessor
PACIFIC   Patented Mining Claim – MS 292 Parcel #301-34-002 La Paz Co. Assessor

APPENDIX "B"

THE UNDERLYING AGREEMENTS

1 – TOMC AGREEMENT

1 Copy #223 - Silver District

After recording, return to:
John C. Lacy, Esq.
DeConcini McDonald
Yetwin & Lacy, P.C.
2525 East Broadway Blvd., Suite 200
Tucson, Arizona 85716-5303

Exempt per A.R.S. § 11-1134.A.6

ROYALTY DEED

COLUMBUS GOLD (U.S.) CORPORATION, a Nevada corporation, whose address is 573 East Second St., Reno, Nevada, 89502 ("Columbus" or "Grantor" herein), effective as of May 10, 2003 (the "Effective Date"), in consideration of Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, does hereby grant, assign and convey to **THE OTHER MINING COMPANY (U.S.) INC.,** a Nevada corporation, whose address is 6576 S. Sills Road, Clinton, Washington 98236 ("TOMC" or "Grantee" herein), as of the Effective Date a royalty interest in any "Product" mined or produced from those certain unpatented lode mining claims described in Schedule "A" attached hereto and incorporated herein by this reference (the "Claims").

1. ROYALTY INTEREST

The royalty interest (the "Royalty") granted by Grantor to Grantee shall apply to any and all Product mined or produced from the Claims and shall be equal to one and one-half percent (1½%) of the "Net Smelter Returns" received by Grantor from the sale or other disposition of Product actually mined or produced from the Claims. The further definitions, calculation of Net Smelter Returns and the conditions of payment thereof are described in Schedule "B" attached hereto and incorporated herein by this reference. The Royalty granted herein shall run with the lands included within the Claims and shall apply to any amendments, relations or patents of the mining claims included within the Claims, or to any continuing rights to the Claims acquired based on rights acquired under amendments to the mineral laws of the United States acquired by, for, or on behalf of Grantor or an affiliate of Grantor with respect to such lands. The Grantor's obligation to pay such Royalty is further subject to Grantor's ownership of rights to any Product, and if Grantor has no present right or title to Product mined or produced based on the mining rights within the Claims or rights obtained as a consequence of conversion of such rights, Grantor shall have no obligation to pay royalty to Grantee hereunder.

2. MAINTENANCE OF THE CLAIMS

Grantor shall take such actions, and pay such rentals or fees as may be required by the laws of the United States or the State of Arizona to maintain the possessory rights in and to the Claims; provided, however, that Grantor shall have the right to take such action as Grantor, within its reasonable judgment, deems necessary or appropriate to

maintain rights to produce Product from the Claims, including the abandonment and relinquishment of such rights in favor of the acquisition of new or additional rights. Notwithstanding the foregoing, Grantor may, within its sole discretion, abandon any of the rights to the Claims, provided, however, that Grantor shall give Grantee not less than ten (10) days notice of such intended action, and Grantee shall have the right to obtain such rights from Grantor by quitclaim deed without warranties from Grantor.

3.   NOTICES

All notices required or permitted to be given hereunder shall be given in writing and shall be sent by the parties by registered or certified mail, telex, facsimile transmission or by express delivery service to the address set forth in the identification of the parties in the headings of this Deed or to such other address as either party may later designate by like notice to the other. All notices required or permitted to be given hereunder shall be deemed to have been given upon the earliest of (1) actual receipt, (2) acknowledgement in any form of receipt of telex or facsimile transmission, (3) the business day next following deposit with an express delivery service, properly addressed, or (4) seventy-two (72) hours after deposit with the U.S. Mails, properly addressed with postage prepaid.

4.   ASSIGNMENTS BY GRANTEE

Grantee may transfer, pledge, mortgage, charge or otherwise encumber all or any part of its right, title and interest in and to its Royalty granted hereunder; provided, however, that Grantor shall be under no obligation to make its payments hereunder to such assignee, transferee, pledgee or other third party until Grantor's receipt of notice concerning the assignment or transfer.

5.   NATURE OF ROYALTY INTEREST

Nothing herein shall be deemed to create any ownership rights by Grantee in any Product or the mineral estate in the Claims, it being the intent of the parties to create a perpetual royalty only. Grantee shall have no executive power with respect to, or right to participate in, rents, royalties or other payments arising from the Claims (other than the right to receive payments pursuant to the Royalty created by this Deed). This Deed shall be binding on and inure to the benefit of the successors and assigns of the Grantee and the Grantor.

IN WITNESS WHEREOF, the Grantor has executed and delivered this Royalty Deed as of the Effective Date.

COLUMBUS GOLD (U.S.) CORPORATION

By: _____
      Andy B. Wallace, Vice President

2

STATE OF NEVADA   )
) ss.
County of Washoe   )

The foregoing instrument was acknowledged before me this 1st day of February, 2006, by Andy B. Wallace, the Vice President of Columbus Gold (U.S.) Corporation, a Nevada corporation, the Grantor herein, for and on behalf of the corporation.



_____
Notary Public

My commission expires: Aug 3, 2009

I:\FILES\DOCS\COLU01\250849\DOC\F38157 DOC

JENNIFER A. TAELOUR
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 93-3535-2 - Expires August 3, 2009

3

SCHEDULE "A"
Part I
Description of the Columbus Mining Claims

Claim Name	Book	Page	BLM # (AMC)	Twp	Rge	Sec
POP #1 (2dAm)	1102	172	43990	3S	23W	25
POP #2 (2dAm)	1222	101	43991	3S	23W	25
POP #3 (2dAm)	1222	103	43992	3S	23W	25
POP #4 (3dAm)	1222	109	43993	3S	23W	25
POP #5 (3dAm)	1222	111	43994	3S	23W	25
POP #6 (2dAm)	1222	115	43995	3S	23W	25
POP #7 (2dAm)	1222	117	43996	3S	23W	25
POP #8 (2dAm)	1222	119	43997	3S	23W	25
POP #9 (2dAm)	1222	121	43998	3S	23W	25/36
POP #10 (2dAm)	1222	123	43999	3S	23W	25/36
POP #11 (2dAm)	1222	125	44000	3S	23W	36
POP #13 (2dAm)	1222	127	44002	3S	23W	36
POP #14 (2dAm)	1222	129	44003	3S	23W	36
POP #15 (2dAm)	1222	131	44004	3S	23W	36
POP #16 (2dAm)	1222	133	44005	3S	23W	36
POP #17 (Am)	1222	135	44006	3S	23W	36
POP #19 (Am)	1102	226	44008	3S	23W	36
POP #21 (Am)	1102	232	44010	3S	23W	36
POP #22 (Am)	1102	235	44011	3/4S	23W	1/36
POP #24 (2dAm)	1222	139	44013	3S	23W	36
POP #25 (2dAm)	1222	141	44014	3/4S	23W	36/1
POP #26 (2dAm)	1222	143	44015	3/4S	23W	36/1
POP #27 (2dAm)	1222	145	44016	4S	23W	1
POP #28 (2dAm)	1222	147	44017	4S	23W	1
POP #29 (2dAm)	1222	734	44018	4S	23W	1
POP #30 (Am)	1102	259	44019	4S	23W	1
POP #31 (Am)	1102	262	44020	4S	23W	1/12
POP #32 (Am)	1102	265	44021	4S	23W	1/12
POP #37 (2dAm)	1222	153	44026	4S	23W	12
POP #38 (2dAm)	1222	157	44027	4S	23W	12/11
POP #43 (Am)	1102	295	44032	4S	23W	12/13

	Instrument No.					
POP #50	835428		207723	3S	23W	36
POP #51	835429		207724	3/4S	23W	1/36
POP #53	835430		207725	4S	23W	1
POP #54	835431		207726	4S	23W	1
POP #55	835432		207727	4S	23W	1
POP #56	835433		207728	4S	23W	1

Claim Name	Instrument Number		BLM # (AMC)	Twp	Rge	Sec
POP #57	835434		207729	4S	23W	1
POP #62	835439		207734	3S	23W	25
	Book	Page				
RUF #1	1222	207	129269	4S	23W	11
RUF #2	1222	209	129270	4S	23W	11
RUF #5	1222	215	129273	4S	23W	11/12
RUF #9	1222	223	129277	4S	23W	11
RUF #10	1222	225	129278	4S	23W	11
RUF #12	1222	229	129280	4S	23W	11
RUF #13	1222	231	129281	4S	23W	11
RUF #14	1222	233	129282	4S	23W	11
RUF #15	1222	235	129283	4S	23W	11
RUF #17	1222	239	129285	4S	23W	11
RUF #18	1222	241	129286	4S	23W	11
RUF #22	1222	249	129290	4S	23W	12
RUF #23	1222	251	129291	4S	23W	11
RUF #24	1222	253	129292	4S	23W	11
MIL #1	1222	191	129261	4S	23W	12
MIL #2	1222	193	129262	4S	23W	12
MIL #3	1222	195	129263	4S	23W	12
MIL #4	1222	197	129264	4S	23W	12
MIL #5	1222	199	129265	4S	23W	12
MIL #6	1222	201	129266	4S	23W	12
G+W #2	1222	179	129255	3S	23W	36
G+W #3	1222	181	129256	3S	23W	36
G+W #4	1222	183	129257	3S	23W	36
Arch	2005-04700		366937	3S	23W	24/25
CH-1	2005-04704		366938	3S	23W	34
CH-2	2005-04705		366939	3S	23W	34
CH-3	2005-04706		366940	3S	23W	34
CH-4	2005-04707		366941	3S	23W	34
CH-5	2005-04708		366942	3S	23W	34
CH-6	2005-04709		366943	3S	23W	34
PL-1	2005-04698		366944	4S	3W	11
PL-2	2005-04699		366945	4S	3W	11
POP 39	2005-04710		366946	4S	3W	11

Claim Name	Instrument Number	BLM # (AMC)	Twp	Rge	Sec
RU-1	2005-04701	366947	4S	3W	11
RU-2	2005-04702	366948	4S	3W	11
RU-3	2005-04703	366949	4S	3W	11

Part II
Description of the Maxie Mining Claims

Claim Name	Book	Page	BLM # (AMC)	Twp	Rge	Sec
MAXIE	752	632	40769	4S	23W	1
MAXIE II (Am)	1229	738	40770	3S	23W	36
MAXIE IIa	1229	744	131757	3S	23W	36
MAXIE III (Am)	1229	740	40771	3S	23W	36
MAXIE IIIa	1229	746	131758	3S	23W	36
MAXIE IV (Am)	1229	742	40772	3S	23W	36/25
MAXIE V	801	145	40773	3S	23W	25
MAXIE VI	801	146	40774	3S	23W	25
MAXIE VII	801	147	40775	3S	23W	25
MAXIE #8	853	984	40776	3S	23W	24
MAXIE #9	853	985	40777	3S	23W	24
MAXIE #10	853	986	40778	3S	23W	24
MAXIE #11	853	987	40779	3S	23W	23/25/26
MAXIE #12	853	988	40780	3S	23W	25/26
MAXIE #13	853	989	40781	3S	23W	25/26
MAXIE #14	853	990	40782	3S	23W	25/26
MAXIE #15	853	991	40783	3S	23W	25/26
MAXIE #16	853	992	40784	3S	23W	25/26
MAXIE #17	853	993	40785	3S	23W	25/26
MAXIE #18	853	994	40786	3S	23W	25/26
MAXIE #19	853	995	40787	3S	23W	25/26
MAXIE #20	853	996	40788	3S	23W	25/35
MAXIE #21	853	997	40789	3S	23W	35/36
MAXIE #22	853	999	40790	3S	23W	35/36
MAXIE #23	853	1000	40791	3S	23W	35/36
MAXIE #24	854	1	40792	3S	23W	35/36
MAXIE #25	854	2	40793	3S	23W	35/36
MAXIE #26	854	3	40794	3S	23W	35/36

SCHEDULE "B"

NET SMELTER RETURN ROYALTY
TERMS AND CONDITIONS

1.   This Schedule sets forth the terms and conditions comprising the 1½% net smelter returns royalty (the "Royalty") to which TOMC is entitled as provided for in that letter agreement dated June 13, 2005 between TOMC and Columbus to which these terms and conditions form Schedule B (the "Agreement"). Capitalized terms used herein and not otherwise defined shall have the meaning given to them in the Agreement.

2.   "Net Smelter Returns" means:

(a)   the actual proceeds in United States dollars received by Columbus or its lessees or assigns from any mint, smelter, refinery or other purchaser from the sale of ores, minerals, mineral substances, metals (including bullion) or concentrates (collectively "Product") produced from the Claims, or any of them, and sold or proceeds received from an insurer in respect of Product, after deducting from such proceeds the following charges to the extent that they were not deducted by the purchaser in computing payments:

(i)   smelting and refining charges;

(ii)   penalties, smelter assay costs and umpire assay costs;

(iii)   cost of freight and handling of ores, metals or concentrates from the Claims to any mint, smelter, refinery, or other purchaser;

(v)   costs of insurance in respect of Product; and

(vi)   severance, advalorem or other taxes, with the exception of incomes taxes, assessed against the production of Product from the Claims.

3.   The Royalty will be:

(a)   calculated and paid on a quarterly basis within 45 days after the end of each quarter of the fiscal year for the mine (an "Operating Year"), based on the Net Smelter Returns for such quarter;

(b)   each payment of Royalty will be accompanied by an unaudited statement indicating the calculation of the Royalty hereunder in reasonable detail and TOMC will receive, within three months of the end of each Operating Year, an annual summary unaudited (or audited if same is otherwise required to be provided by Columbus or its lessors or assigns under applicable laws and regulations) statement (an "Annual Statement") showing in reasonable detail the calculation of the Royalty for the last

9915153

completed Operating Year and showing all credits and deductions added to or deducted from the amount due to TOMC;

(c)   TOMC will have 45 days from the time of receipt of the Annual Statement to question the accuracy thereof in writing and, failing such objection, the Annual Statement will be deemed to be correct and unimpeachable thereafter;

(d) ¨ if the Annual Statement is questioned by TOMC, and if such questions cannot be resolved between Columbus and TOMC, TOMC will have 12 months from the time of receipt of the Annual Statement to have such audited, which will initially be at the expense of TOMC;

(e)   the audited Annual Statement will be final and determinative of the calculation of the Royalty for the audited period and will be binding on the parties and any overpayment of Royalty will be deducted by Columbus from the next payment of Royalty and any underpayment of Royalty will be paid forthwith by Columbus;

(f)   the costs of the audit will be borne by TOMC if the Annual Statement was accurate within 1% or overstated the Royalty payable by greater than 1% and will be borne by Columbus if such statement understated the Royalty payable by greater than 1%. If Columbus is obligated to pay for the audit it will forthwith reimburse TOMC for any of the audit costs which it had paid; and

(g)   TOMC will be entitled to examine, on reasonable notice and during normal business hours, such books and records as are reasonably necessary to verify the payment of the Royalty to it from time to time, provided however that such examination shall not unreasonably interfere with or hinder Columbus's operations or procedures.

4.   The determination of the Royalty hereunder is based on the premise that production will be developed solely from the Claims, however, Columbus shall have the right to commingle metals, ores or concentrates from the Claims and other properties, provided that prior to such commingling Columbus shall adopt and employ reasonable practices and procedures for weighing, determination of moisture content, sampling and assaying, as well as utilize reasonable accurate recovery factors in order to determine the amount of products derived from or attributable to metals, ores or concentrates from the Claims, and shall maintain accurate records of such sampling, weighing and analysis.

5.   Any matters in these Terms and Conditions which are to be settled by arbitration will be subject to the following:

(a)   any matter required or permitted to be referred to arbitration pursuant to these Terms and Conditions will be determined by a single arbitrator to be appointed by the parties hereto;

(b)   any party may refer any such matter to arbitration by written notice to the other and, within 10 days after receipt of such notice, the parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act;

(c)   if the parties cannot agree on a single arbitrator as provided in subparagraph (b), either party may submit the matter to arbitration (before a single arbitrator) in accordance with the *International Commercial Arbitration Act* of the Province of British Columbia (the "Act"); and

(d)   except as specifically provided in this paragraph, an arbitration hereunder will be conducted in accordance with the Act. The arbitrator will fix a time and place in Vancouver, British Columbia, for the purpose of hearing the evidence and representations of the parties and he will preside over the arbitration and determine all questions of procedure not provided for under such Act or this paragraph. After hearing any evidence and representations that the parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the parties. The decision of the arbitrator will be made within 45 days after his appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The parties agree that the award of the single arbitrator will be final and binding upon each of them and will not be subject to appeal.

6.   The holding of the Royalty will not confer upon the holder thereof (the "Holder") any legal or beneficial interest in the Claims, or any of them. The right to receive a percentage of Net Smelter Returns as and when due is and will be deemed to be a contractual right only. The right to receive a percentage of Net Smelter Returns as and when due will not be deemed to constitute TOMC the partner, agent or legal representative of Columbus.

7.   Columbus may, if it is the operator of the Claims, but will not be under any duty to, engage in price protection (hedging) or speculative transactions such as futures contracts and commodity options in its sole discretion covering all or part of production from the Claims, or any of them and none of the revenues, costs, profits or losses from such transaction will be taken into account in calculating Net Smelter Returns or any interest therein and the Royalty payable to TOMC will be based solely on the spot price of Product as at the time of sale.

8.   The operator of the Claims, whether or not it is Columbus, will be entitled to:

(a)   make all operational decisions with respect to the methods and extent of mining and processing of ore, concentrate, doré, metal and products produced from the Claims;

(b)   make all decisions relating to sales of such concentrate, doré, metal and products produced; and

(c)   make all decisions concerning temporary or long-term cessation of operations.



Upon recording, please return to:

Robin E. Barnes
DeConcini McDonald Yetwin & Lacy, P.C.
2525 E. Broadway Blvd., #200
Tucson, AZ 85716

2005-06052
Page 1 of 6
Requested By: ROBIN BARNES
SHELLY D BAKER, RECORDER
OFFICAL RECORDS OF LA PAZ COUNTY, AZ
10-19-2005 12:25 PM Recording Fee $15.00

RERECORDED QUITCLAIM DEED

This Quiclaim Deed is being rerecorded to correct the legal description by attaching a Corrected Exhibit A.

WHEN RECORDED MAIL TO:
COLUMBUS GOLD (US) CORP
C/O CORDEX EXPLORATION CO
573 E SECOND ST
RENO NV 89502

2005-02788
Page 1 of 2
Requested By: CORDEX EXPLORATION CO
SHELLY D BAKER, RECORDER
OFFICAL RECORDS OF LA PAZ COUNTY, AZ
05-05-2005 01:20 PM Recording Fee $14.00

LA PAZ COUNTY RECORDER STATE OF ARIZONA

Recorder's Stamp

QUITCLAIM DEED

THIS INDENTURE made the 20th day of April, Two Thousand Five,

BETWEEN The Other Mining Company (USA) Inc.
6576 Sills Road
Clinton WA 98236
the party of the first part

and Columbus Gold (U.S.) Corporation, a Nevada Corporation, 573 East Second St, Reno, Nevada, 89502
the party of the second part



WITNESSETH: that the party of the first part, in consideration of the sum of ----TEN--- dollars lawful money of the United States of America, to them in hand paid by the parties of the second part, the receipt whereof is hereby acknowledged, does hereby release and forever QUITCLAIM unto the party of the second part, and to their heirs and assigns, all of The Other Mining Company (USA) Inc.'s interests in those certain lots, pieces, or parcels of land situate in the County of La Paz, State of Arizona and more particularly described below:

90 Mining Claims located in La Paz County, Arizona as attached in Exhibit A

TOGETHER with the tenements, hereditaments and appurtenances thereunto belonging or appertaining and the reversion and reversions, remainder and remainders, rents, issues and profits thereof.

TO HAVE AND TO HOLD the said premises, together with the appurtenances, unto the parties of the second part and to their heirs and assigns forever.

IN WITNESS WHEREOF, the party of the first part has hereunto set his hand the day and year first above written.

Signed:

[signature]
John Prochnau, Director of and Agent for
The Other Mining Company (USA) Inc.

STATE OF Washington)
COUNTY OF Island) SS.



This instrument was acknowledged before me on, 04-22-05 by John Prochnau, whose name is subscribed above and who acknowledged to me that he executed the above instrument.



[signature]
Notary Public

RECEIVED
B.L.M. AZ STATE OFFICE
2005 MAY 25 P 1:50
PHOENIX, ARIZONA

Ninety Claims in La Paz County, Arizona

CLAIM NAME	BLM SERIAL #	CLAIM NAME	BLM SERIAL #
MAXIE	AMC # 40769	RUF#22-24	AMC #129290-129292
MAXIE II(Am)	AMC #40770	MIL#1-6	AMC #129261-129266
MAXIE IIa	AMC #131757	G+W#2-4	AMC #129255-129257
MAXIE III (Am)	AMC #131758	POP#50-51	AMC #207723-207724
MAXIE IIIa	AMC #641292-641297	POP#53-57	AMC #207725-207729
MAXIE IV (Am)	AMC #40772	POP#62	AMC #207734
MAXIE V	AMC #40773		
MAXIE VI	AMC #40774		
MAXIE VII	AMC #40775		
MAXIE #8-26	AMC #40776-40794		
POP #1-17 (Am)	AMC #43990-44006		
POP #19(Am)	AMC #44008		
POP#21-22(Am)	AMC #44010-44011		
POP#24-32(Am)	AMC #44013-44021		
POP#37-38(Am)	AMC #44026-44027		
POP#43 (Am)	AMC #44032		
RUF#1-2	AMC #120269-126270		
RUF#5	AMC #718491		
RUF#9-10	AMC #129277-129278		
RUF#12-15	AMC #129280-129283		
RUF#17-18	AMC #129285-129286		

95

CORRECTED EXHIBIT A
DESCRIPTION OF PROPERTIES

Claim Name	Book	Page	BLM # (AMC)	Twp	Rge	Sec
POP #1 (2dAm)	1102	172	43990	3S	23W	25
POP #2 (2dAm)	1222	101	43991	3S	23W	25
POP #3 (2dAm)	1222	103	43992	3S	23W	25
POP #4 (3dAm)	1222	109	43993	3S	23W	25
POP #5 (3dAm)	1222	111	43994	3S	23W	25
POP #6 (2dAm)	1222	115	43995	3S	23W	25
POP #7 (2dAm)	1222	117	43996	3S	23W	25
POP #8 (2dAm)	1222	119	43997	3S	23W	25
POP #9 (2dAm)	1222	121	43998	3S	23W	25/36
POP #10 (2dAm)	1222	123	43999	3S	23W	25/36
POP #11 (2dAm)	1222	125	44000	3S	23W	36
POP #13 (2dAm)	1222	127	44002	3S	23W	36
POP #14 (2dAm)	1222	129	44003	3S	23W	36
POP #15 (2dAm)	1222	131	44004	3S	23W	36
POP #16 (2dAm)	1222	133	44005	3S	23W	36
POP #17 (Am)	1222	135	44006	3S	23W	36
POP #19 (Am)	1102	226	44008	3S	23W	36
POP #21 (Am)	1102	232	44010	3S	23W	36
POP #22 (Am)	1102	235	44011	3/4S	23W	1/36
POP #24 (2dAm)	1222	139	44013	3S	23W	36
POP #25 (2dAm)	1222	141	44014	3/4S	23W	36/1
POP #26 (2dAm)	1222	143	44015	3/4S	23W	36/1
POP #27 (2dAm)	1222	145	44016	4S	23W	1
POP #28 (2dAm)	1222	147	44017	4S	23W	1
POP #29 (2dAm)	1222	734	44018	4S	23W	1
POP #30 (Am)	1102	259	44019	4S	23W	1
POP #31 (Am)	1102	262	44020	4S	23W	1/12
POP #32 (Am)	1102	265	44021	4S	23W	1/12
POP #37 (2dAm)	1222	153	44026	4S	23W	12
POP #38 (2dAm)	1222	157	44027	4S	23W	12/11
POP #43 (Am)	1102	295	44032	4S	23W	12/13
POP #50	835428		207723	3S	23W	36
POP #51	835429		207724	3/4S	23W	1/36
POP #53	835430		207725	4S	23W	1
POP #54	835431		207726	4S	23W	1
POP #55	835432		207727	4S	23W	1
POP #56	835433		207728	4S	23W	1
POP #57	835434		207729	4S	23W	1
POP #62	835439		207734	3S	23W	25
RUF #1	1222	207	129269	4S	23W	11
RUF #2	1222	209	129270	4S	23W	11

Claim Name	Instrument No.		BLM # (AMC)	Twp	Rge	Sec
RUF #5	1222	215	129273	4S	23W	11/12
RUF #9	1222	223	129277	4S	23W	11
RUF #10	1222	225	129278	4S	23W	11
RUF #12	1222	229	129280	4S	23W	11
RUF #13	1222	231	129281	4S	23W	11
RUF #14	1222	233	129282	4S	23W	11
RUF #15	1222	235	129283	4S	23W	11
RUF #17	1222	239	129285	4S	23W	11
RUF #18	1222	241	129286	4S	23W	11
RUF #22	1222	249	129290	4S	23W	12
RUF #23	1222	251	129291	4S	23W	11
RUF #24	1222	253	129292	4S	23W	11
MIL #1	1222	191	129261	4S	23W	12
MIL #2	1222	193	129262	4S	23W	12
MIL #3	1222	195	129263	4S	23W	12
MIL #4	1222	197	129264	4S	23W	12
MIL #5	1222	199	129265	4S	23W	12
MIL #6	1222	201	129266	4S	23W	12
G+W #2	1222	179	129255	3S	23W	36
G+W #3	1222	181	129256	3S	23W	36
G+W #4	1222	183	129257	3S	23W	36

Claim Name	Instrument No.		BLM # (AMC)	Twp	Rge	Sec
MAXIE	752	632	40769	4S	23W	1
MAXIE II (Am)	1229	738	40770	3S	23W	36
MAXIE IIa	1229	744	131757	3S	23W	36
MAXIE III (Am)	1229	740	40771	3S	23W	36
MAXIE IIIa	1229	746	131758	3S	23W	36
MAXIE IV (Am)	1229	742	40772	3S	23W	36/25
MAXIE V	801	145	40773	3S	23W	25
MAXIE VI	801	146	40774	3S	23W	25
MAXIE VII	801	147	40775	3S	23W	25
MAXIE #8	853	984	40776	3S	23W	24
MAXIE #9	853	985	40777	3S	23W	24
MAXIE #10	853	986	40778	3S	23W	24
MAXIE #11	853	987	40779	3S	23W/23/25/26	
MAXIE #12	853	988	40780	3S	23W	25/26
MAXIE #13	853	989	40781	3S	23W	25/26
MAXIE #14	853	990	40782	3S	23W	25/26
MAXIE #15	853	991	40783	3S	23W	25/26
MAXIE #16	853	992	40784	3S	23W	25/26
MAXIE #17	853	993	40785	3S	23W	25/26
MAXIE #18	853	994	40786	3S	23W	25/26
MAXIE #19	853	995	40787	3S	23W	25/26
MAXIE #20	853	996	40788	3S	23W	25/35
MAXIE #21	853	997	40789	3S	23W	35/36
MAXIE #22	853	999	40790	3S	23W	35/36
MAXIE #23	853	1000	40791	3S	23W	35/36
MAXIE #24	854	1	40792	3S	23W	35/36
MAXIE #25	854	2	40793	3S	23W	35/36
MAXIE #26	854	3	40794	3S	23W	35/36

#223 - Silver District

COLUMBUS GOLD CORP.

June 13, 2005

The Other Mining Company (U.S.) Inc.

Attention: John Prochnau

Dear Sirs:

Re: Nevada Properties

This letter will serve to ratify and confirm and, to the extent we have determined appropriate, clarify the prior agreements between the parties hereto respecting the transfer by The Other Mining Company (U.S.) Inc. ("TOMC") to Columbus Gold Corp. (formerly Purple Vein Resources Ltd.) ("Columbus") of all of TOMC's right, title and interest in and to certain mineral claims in Nevada as set forth in an agreement between the parties hereto dated May 10, 2003, as amended by an amending agreement dated June 18, 2003 (together, the "Agreement").

We confirm that it is the parties' position that the Agreement is, and has been since its inception, a binding agreement enforceable against both parties in accordance with its terms, provided that the parties have agreed to enter into this letter agreement for greater certainty.

Therefore, for good and valuable consideration, the receipt and sufficiency of which is acknowledged by both parties, each of us hereby ratifies and confirms the Agreement and agrees to the following points of clarification:

1. The Agreement conveys all of TOMC's right, title and interest, as its existed on May 10, 2003, to those mineral claims more particularly detailed in Schedule "A" attached hereto (the "Claims") and in this regard TOMC confirms that as at the date of the Agreement it was the registered and beneficial owner of all such claims, free and clear of all liens, charges and encumbrances;

2. The 1½% net smelter return royalty retained by TOMC as provided for in Section 11 of the May 10, 2003 letter agreement, is on the terms and conditions as set forth in Schedule "B" hereof.

991515.3

Accepting that the above accurately details your understanding of our agreement in this regard, could you please execute this letter where indicated and return same at your early convenience.

Yours truly,

COLUMBUS GOLD CORP.



Per: _____

Robert Giustra, President

ACKNOWLEDGED AND AGREED TO THIS 29th DAY OF JUNE, 2005.

THE OTHER MINING COMPANY (U.S.) INC.



Per: _____

John Prochnau, Director

991515.3

SCHEDULE "A"

CLAIM NAME	BLM SERIAL NUMBER
CB 1-6, 10A, 11-15	NMC 641274 – 641279, 641280, 641281 – 641285
CB 19-24, 26-31, 33-38	NMC 641286 – 641291, 641292 – 641297, 641298 – 641303
CB 40-41, 42-43, 44-47	NMC 641304 – 641305, 730434 – 730435, 641308 – 641311
CB 60-61, 64-67, 80-81	NMC 641313 – 641314, 641317 – 641320, 641322 – 641323
CB 83, 84-86, 101-102	NMC 730437, 641326 – 641328, 641330 – 641331
CB 104, .105-106, 107	NMC 730439, 641334 – 641335, 718491
CB 121, 200-203, 206	NMC 730440, 641338 – 641341, 641342
CL 7, 9, 11, 13	NMC 646777, 646779, 646780, 646781
EGG 1 – 26, 28, 30 32, 27, 29, 31	NMC 641343 – 641368, 641370, 641372 NMC 641374, 718483, 718484, 718485
RJA 219, 220, 400-425 434-436, 442, 1529-1530	NMC 641379, 641380, 641381 – 641406 NMC 641407 – 641409, 641415, 641420 – 641421
TL 1-30	NMC 641244 – 641273
Utah Frac 2, 3, 6, 11	NMC 676457, 676458, 676461, 676466
El Paso 15, 17, 19 82, 84, 86	NMC 754439, 754441, 754443 NMC 754491, 754493, 754495
Joy 11, 13, 15, 17 6, 76, 78	NMC 319677, 319679, 319681, 319683 NMC 325760, 325766, 325767
MAXIE	AMC40769
MAXIE II (Am)	AMC40770
MAXIE IIa	AMC131757
MAXIE III (Am)	AMC40771
MAXIE IIIa	AMC131758
MAXIE IV (Am)	AMC40772
MAXIE V	AMC40773
MAXIE VI	AMC40774
MAXIE VII	AMC40775
MAXIE #8	AMC40776
MAXIE #9	AMC40777

Silver District

CLAIM NAME	BLM SERIAL NUMBER
MAXIE #10	AMC40778
MAXIE #11	AMC40779
MAXIE #12	AMC40780
MAXIE #13	AMC40781
MAXIE #14	AMC40782
MAXIE #15	AMC40783
MAXIE #16	AMC40784
MAXIE #17	AMC40785
MAXIE #18	AMC40786
MAXIE #19	AMC40787
MAXIE #20	AMC40788
MAXIE #21	AMC40789
MAXIE #22	AMC40790
MAXIE #23	AMC40791
MAXIE #24	AMC40792
MAXIE #25	AMC40793
MAXIE #26	AMC40794
POP #1 (2dAm)	AMC43990
POP #2 (2dAm)	AMC43991
POP #3 (2dAm)	AMC43992
POP #4 (3dAm)	AMC43993
POP #5 (3dAm)	AMC43994
POP #6 (2dAm)	AMC43995
POP #7 (2dAm)	AMC43996
POP #8 (2dAm)	AMC43997
POP #9 (2dAm)	AMC43998
POP #10 (2dAm)	AMC43999
POP #11 (2dAm)	AMC44000
POP #13 (2dAm)	AMC44002
POP #14 (2dAm)	AMC44003

991515.3

CLAIM NAME	BLM SERIAL NUMBER
POP #15 (2dAm)	AMC44004
POP #16 (2dAm)	AMC44005
POP #17 (Am)	AMC44006
POP #19 (Am)	AMC44008
POP #21 (Am)	AMC44010
POP #22 (Am)	AMC44011
POP #24 (2dAm)	AMC44013
POP #25 (2dAm)	AMC44014
POP #26 (2dAm)	AMC44015
POP #27 (2dAm)	AMC44016
POP #28 (2dAm)	AMC44017
POP #29 (2dAm)	AMC44018
POP #30 (Am)	AMC44019
POP #31 (Am)	AMC44020
POP #32 (Am)	AMC44021
POP #37 (2dAm)	AMC44026
POP #38 (2dAm)	AMC44027
POP #43 (Am)	AMC44032
RUF #1	AMC129269
RUF #2	AMC129270
RUF #5	AMC129273
RUF #9	AMC129277
RUF #10	AMC129278
RUF #12	AMC129280
RUF #13	AMC129281
RUF #14	AMC129282
RUF #15	AMC129283
RUF #17	AMC129285
RUF #18	AMC129286
RUF #22	AMC129290

991515.3

CLAIM NAME	BLM SERIAL NUMBER
RUF #23	AMC129291
RUF #24	AMC129292
MIL #1	AMC129261
MIL #2	AMC129262
MIL #3	AMC129263
MIL #4	AMC129264
MIL #5	AMC129265
MIL #6	AMC129266
G + W #2	AMC129255
G + W #3	AMC129256
G + W #4	AMC129257
POP #50	AMC207723
POP #51	AMC207724
POP #53	AMC207725
POP #54	AMC207726
POP #55	AMC207727
POP #56	AMC207728
POP #57	AMC207729
POP #62	AMC207734
FM 1 *	AMC303024
FM 2 – 5 *	AMC303026 – 303029
Red 1 – 20 *	AMC355021 – 355040
PC 1 – 16 *	AMC355514 – 355528

* FM 1 – 5, Red 8 – 14 and PC 3, 5, 7 and 8 owned only as to 50% (remaining 50% held by Herb Dueer

SCHEDULE "B"

NET SMELTER RETURN ROYALTY
TERMS AND CONDITIONS

1.   This Schedule sets forth the terms and conditions comprising the 1½% net smelter returns royalty (the "Royalty") to which TOMC is entitled as provided for in that letter agreement dated June 13, 2005 between TOMC and Columbus to which these terms and conditions form Schedule B (the "Agreement"). Capitalized terms used herein and not otherwise defined shall have the meaning given to them in the Agreement.

2.   "Net Smelter Returns" means:

(a)   the actual proceeds in United States dollars received by Columbus or its lessees or assigns from any mint, smelter, refinery or other purchaser from the sale of ores, minerals, mineral substances, metals (including bullion) or concentrates (collectively "Product") produced from the Claims, or any of them, and sold or proceeds received from an insurer in respect of Product, after deducting from such proceeds the following charges to the extent that they were not deducted by the purchaser in computing payments:

(i)   smelting and refining charges;

(ii)   penalties, smelter assay costs and umpire assay costs;

(iii)   cost of freight and handling of ores, metals or concentrates from the Claims to any mint, smelter, refinery, or other purchaser;

(v)   costs of insurance in respect of Product; and

(vi)   severance, advalorem or other taxes, with the exception of incomes taxes, assessed against the production of Product from the Claims.

3.   The Royalty will be:

(a)   calculated and paid on a quarterly basis within 45 days after the end of each quarter of the fiscal year for the mine (an "Operating Year"), based on the Net Smelter Returns for such quarter;

(b)   each payment of Royalty will be accompanied by an unaudited statement indicating the calculation of the Royalty hereunder in reasonable detail and TOMC will receive, within three months of the end of each Operating Year, an annual summary unaudited (or audited if same is otherwise required to be provided by Columbus or its lessors or assigns under applicable laws and regulations) statement (an "Annual Statement") showing in reasonable detail the calculation of the Royalty for the last

991515.3

completed Operating Year and showing all credits and deductions added to or deducted from the amount due to TOMC;

(c)   TOMC will have 45 days from the time of receipt of the Annual Statement to question the accuracy thereof in writing and, failing such objection, the Annual Statement will be deemed to be correct and unimpeachable thereafter;

(d)   if the Annual Statement is questioned by TOMC, and if such questions cannot be resolved between Columbus and TOMC, TOMC will have 12 months from the time of receipt of the Annual Statement to have such audited, which will initially be at the expense of TOMC;

(e)   the audited Annual Statement will be final and determinative of the calculation of the Royalty for the audited period and will be binding on the parties and any overpayment of Royalty will be deducted by Columbus from the next payment of Royalty and any underpayment of Royalty will be paid forthwith by Columbus;

(f)   the costs of the audit will be borne by TOMC if the Annual Statement was accurate within 1% or overstated the Royalty payable by greater than 1% and will be borne by Columbus if such statement understated the Royalty payable by greater than 1%. If Columbus is obligated to pay for the audit it will forthwith reimburse TOMC for any of the audit costs which it had paid; and

(g)   TOMC will be entitled to examine, on reasonable notice and during normal business hours, such books and records as are reasonably necessary to verify the payment of the Royalty to it from time to time, provided however that such examination shall not unreasonably interfere with or hinder Columbus's operations or procedures.

4.   The determination of the Royalty hereunder is based on the premise that production will be developed solely from the Claims, however, Columbus shall have the right to commingle metals, ores or concentrates from the Claims and other properties, provided that prior to such commingling Columbus shall adopt and employ reasonable practices and procedures for weighing, determination of moisture content, sampling and assaying, as well as utilize reasonable accurate recovery factors in order to determine the amount of products derived from or attributable to metals, ores or concentrates from the Claims, and shall maintain accurate records of such sampling, weighing and analysis.

5.   Any matters in these Terms and Conditions which are to be settled by arbitration will be subject to the following:

(a)   any matter required or permitted to be referred to arbitration pursuant to these Terms and Conditions will be determined by a single arbitrator to be appointed by the parties hereto;

(b)   any party may refer any such matter to arbitration by written notice to the other and, within 10 days after receipt of such notice, the parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act;

(c)   if the parties cannot agree on a single arbitrator as provided in subparagraph (b), either party may submit the matter to arbitration (before a single arbitrator) in accordance with the *International Commercial Arbitration Act* of the Province of British Columbia (the "Act"); and

(d)   except as specifically provided in this paragraph, an arbitration hereunder will be conducted in accordance with the Act. The arbitrator will fix a time and place in Vancouver, British Columbia, for the purpose of hearing the evidence and representations of the parties and he will preside over the arbitration and determine all questions of procedure not provided for under such Act or this paragraph. After hearing any evidence and representations that the parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy thereof to each of the parties. The decision of the arbitrator will be made within 45 days after his appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The parties agree that the award of the single arbitrator will be final and binding upon each of them and will not be subject to appeal.

6.   The holding of the Royalty will not confer upon the holder thereof (the "Holder") any legal or beneficial interest in the Claims, or any of them. The right to receive a percentage of Net Smelter Returns as and when due is and will be deemed to be a contractual right only. The right to receive a percentage of Net Smelter Returns as and when due will not be deemed to constitute TOMC the partner, agent or legal representative of Columbus.

7.   Columbus may, if it is the operator of the Claims, but will not be under any duty to, engage in price protection (hedging) or speculative transactions such as futures contracts and commodity options in its sole discretion covering all or part of production from the Claims, or any of them and none of the revenues, costs, profits or losses from such transaction will be taken into account in calculating Net Smelter Returns or any interest therein and the Royalty payable to TOMC will be based solely on the spot price of Product as at the time of sale.

8.   The operator of the Claims, whether or not it is Columbus, will be entitled to:

(a)   make all operational decisions with respect to the methods and extent of mining and processing of ore, concentrate, doré, metal and products produced from the Claims;

(b)   make all decisions relating to sales of such concentrate, doré, metal and products produced; and

(c)   make all decisions concerning temporary or long-term cessation of operations.

APPENDIX "B"

THE UNDERLYING AGREEMENTS

2 – LACCINOLE OPTION AGREEMENT

#223 Silver Dist Legal

JCL
01-31-2007

OPTION AGREEMENT

BY THIS OPTION AGREEMENT

effective as of the 1st day of February, 2007 (the "Effective Date"),

by and between **MARY K. LACCINOLE**, a married woman dealing with her sole and separate property, **WILLIAM F. HINDLE**, a married man dealing with his sole and separate property and **ROBERT F. HINDLE**, a married man dealing with his sole and separate property, whose collective address for all purposes under this Agreement is 22711 Sparrow Del Drive, Calabasas, California 91302 (who, together with their respective heirs, are referred to herein as the "Owner"),

and

COLUMBUS GOLD (U.S.) CORPORATION, a Nevada corporation, whose address is 573 East Second Street, Reno, Nevada 89502 ("Optionee" herein),

the Owner, in consideration of the agreements set forth herein, has granted certain rights to Optionee under the following terms and conditions:

1. Grant; Definitions

a. *Grant* – For the consideration recited herein, Owner hereby gives, grants, and conveys to Optionee, during the "Option Period," the sole, exclusive and irrevocable option to purchase the "Property." In addition, and for no further consideration, Owner further grants to Optionee during the Option Period the exclusive right to enter upon the "Property" together with the license to conduct "Mineral Exploration."

b. *Definitions* - The words and phrases used in the above grant shall have the following meanings:

(1) The "Property" consists of the **JAMES G. BLAINE** patented lode mining claim, described in the United States Public Land Records in Mineral Survey 1258-A, and situated in Section 25, Township 3 South, Range 23 West, G&SR Mer., La Paz County, Arizona (La Paz Assessor's Parcel Number 301-31-001).

(2) "Mineral Exploration" shall include those activities that Optionee, in its sole judgment and discretion, may deem advisable for the purpose of ascertaining any facts relating to the occurrence of ores and minerals in and under the Property and the metallurgical and physical properties of such ores and minerals; including, but not limited to, surface trenching, excavations, geophysical and geochemical surveys, drilling, the sinking of shafts for bulk

1

sampling, and further including the right to use the surface for access, to place and use facilities on the surface and to use water and other surface resources that may be useful or convenient in connection with such activities; provided, however that any surface disturbances shall be subject to those controls established under subsection a of Section 5.

(3)   The "Option Period" shall commence upon the Effective Date and shall expire at 12:01 p.m., on the date seven (7) years from the Effective Date of this Agreement (or the first business day thereafter if such date is a non-business day in Tucson, Arizona).

2.   **Payments to Owner**

. a.   *Option Payments* - Optionee shall pay Owner in consideration of the grant of the exploration license and option to purchase granted under this Agreement the sum of Forty Thousand Dollars ($40,000.00) upon execution of this Agreement; Thirty Thousand Dollars ($30,000.00) on or before the dates that are the first through the sixth annual anniversaries of the Effective Date, and Eighty Thousand Dollars ($80,000.00) on or before the date that is the seventh annual anniversary of the Effective Date.

b.   *Purchase Price* - If the option to purchase is exercised, the purchase price shall be Three Hundred Thousand Dollars ($300,000.00). The purchase price shall also include a grant to Owner by Optionee of a royalty in the Property consisting of five percent (5%) of the Net Profits, all as specified in the form of Royalty Deed attached hereto as Exhibit B. All payments made by Optionee under subsection a of this Section 2 together with any authorized credits or amounts paid on behalf of Owner under the terms of subsections c and d of Section 6 shall be a credit towards the purchase price.

c.   *Method of Making Payments* - All payments required hereunder may be mailed or delivered to Owner's address or to any single depository as Owner may instruct. Upon making payment to the authorized agent or depository, Optionee shall be relieved of any responsibility for the distribution of such payment to Owner. The delivery or the deposit in the mail of any payment hereunder on or before the due date thereof shall be deemed timely payment hereunder.

d.   *Fractional Interest* - All payments under this Agreement, unless specified otherwise, are based on a grant by Owner of full undivided rights and title to the Property. If Owner's interest in the Property is less than such full interest, Optionee may exercise its rights under subsection d of Section 6.

3.   **Exercise of Option; Purchase Price**

a.   *Exercise of Option* - Optionee may elect to exercise its option to purchase the Property at any time during the Option Period by giving written notice of its election in the manner specified in Section 8 of this Agreement, which notice shall also appoint an escrow agent if an escrow has not been previously established. If Optionee makes the all

2

of the option payments as specified in subsection a of Section 2 (to include any credits that may be applicable under subsections c and d of Section 6), the option will be deemed to have been exercised and the full purchase price paid as of the date of the tender of such payment.

      b.   *Escrow of Documents* - At any time during the Option Period, Optionee may elect to require the appointment of a title company to act as escrow agent subject to the terms and conditions of this Agreement and Optionee's right to purchase. Upon such election by Optionee, Owner and Optionee shall promptly execute and deliver instructions to the escrow agent. Such instructions shall be prepared by Optionee and set forth the terms of the escrow consistent with the terms and conditions of this Agreement. Upon execution of escrow instructions, Owner shall promptly execute and deliver to the escrow agent a Warranty Deed conveying the Property to Optionee in the form attached hereto as Exhibit A and Optionee shall promptly execute and deliver to the escrow agent a Royalty Deed and Agreement conveying a Net Profits Interest Royalty to Owner in the form attached hereto as Exhibit B. The escrow agent shall be directed to receive the documents and deliver the same upon termination of the escrow to either (1) the recorder of La Paz County, Arizona, for recording upon payment in full of the purchase price, or (2) mark the documents as "cancelled" and return the same to Owner if this Agreement is terminated prior to payment of the full purchase price.

      c.   *Closing* – If Optionee has elected to appoint an escrow agent, all charges of the escrow agent (including the premium of the title insurance policy) shall be paid by Optionee. Optionee shall also pay all recording fees in connection with its exercise of its option to purchase.

4. Inspection

During the Option Period, Owner (or any agent of Owner authorized in writing), at Owner's risk and expense, may enter upon the Property to inspect the same at such times and upon such notice to Optionee as shall not unreasonably or unnecessarily hinder or interrupt the operations of Optionee.

5. Obligations of Optionee

      a.   *Conduct of Operations* - All work performed by Optionee on the Property pursuant to this Agreement shall be done in a good and workmanlike manner and in compliance with all state or federal laws and regulations governing such operations.

      b.   *Protection from Liens* - Optionee shall pay all expenses incurred by it in any of its operations on the Property hereunder and shall allow no liens arising from any act of Optionee to remain upon the Property; provided, however, that Optionee shall not be required to remove any such lien as long as Optionee is contesting in good faith the validity or amount thereof.

c. *Indemnity* - Optionee shall indemnify Owner against and hold Owner harmless from any suit, claim, judgment or demand whatsoever arising out of negligence on the part of Optionee in the exercise of any of its rights pursuant to this Agreement, provided that if Owner or any person or instrumentality acting on Owner's behalf shall have been a contributing cause to the event giving rise to such suit, claim, demand or judgment, Optionee's obligation to indemnify Owner shall not exceed Optionee's liability under the laws applicable to the event giving rise to such suit, claim, demand or judgment.

d. *Payment of Taxes* – During the Option Period, Owner shall pay all taxes and assessments levied or assessed upon the Property and Optionee shall promptly reimburse Owner for such payment upon presentation of a receipt for payment. Optionee shall have the right, at its sole discretion, to pay any delinquent property taxes, together with interest, penalties and charges that are the responsibility of the Owner, the payment of which shall be a credit against payments thereafter to be made by Optionee under the provisions of Section 2. If this Agreement is terminated or otherwise expires, all ad valorem taxes that are Optionee's responsibility shall be prorated for the calendar year of expiration or termination as of the date Optionee has removed its equipment, facilities and improvements from the Property.

6. **Title Matters**

a. *Representations and Warranties* - Owner represents and warrants to Optionee that:

(1) There are no brokers involved in this transaction.

(2) Owner is a "United States person" within the meaning of Section 1445 of the Internal Revenue Code, as amended.

(3) Owner has received no notice of any violation of any federal, state, county or municipal laws, ordinances, orders, regulations or requirements affecting the Property and has no knowledge of facts or conditions that would constitute such a violation.

(4) Owner has no knowledge of any existing or threatened action, suit or proceeding affecting the Property.

(5) Owner is vested with the unencumbered title to the surface and mineral estate to the Property free and clear of all liens and encumbrances, and that the Owner has the full right, power and capacity to enter into this Agreement upon the terms set forth herein.

b. *Title Documents; Data* - Upon written request of Optionee at any time during the term hereof, Owner shall promptly deliver to Optionee all abstracts of title to and copies of all title documents affecting the Property which Owner has in its

4

possession. If Owner is in possession or knows the whereabouts of technical data concerning the mineral estate of the Property, Owner shall, at Optionee's expense, furnish copies of such materials to Optionee or notify Optionee of the location of such information.

  c. *Title Defects, Defense and Protection* - If Owner's title to any of the Property is encumbered or Owner does not have full title to the surface and mineral estate of the Property, Optionee may undertake to release or satisfy any mortgages, liens and encumbrances, which payment shall be a credit against payments thereafter to be made by Optionee under the provisions of subsections a and b of Section 2.

  d. *Lesser Interest Provisions* - If the rights and title granted hereunder are less than represented herein, Optionee shall have the right and option, without waiving any other rights it may have hereunder, to reduce all payments to be made to Owner hereunder in the proportion that the interest actually owned by Owner bears to the entire undivided rights and title to the Property or the areas included therein.

  e. *General* - Nothing herein contained and no notice or action which may be taken under this Section 6 shall limit or detract from Optionee's right to terminate this Agreement in the manner hereinafter provided.

7. Termination; Removal of Property; Data

  a. *Termination by Owner* - If Optionee fails to make option payments or perform its obligations under this Agreement, Owner shall give Optionee written notice specifying the failure. If the failure is not cured within thirty (30) days after Optionee has received the notice, or if Optionee has not within that time begun action to cure the default and does not thereafter diligently prosecute such action to completion, Owner may terminate this Agreement by delivering to Optionee written notice of such termination, subject to Optionee's right to remove its property and equipment from the Property, as hereinafter provided. Owner's right to terminate this Agreement shall be its sole remedy for any failure to make payments required under Section 2. If Optionee in good faith disputes the existence of a default, Optionee shall initiate appropriate action in a court of competent jurisdiction within the 30-day period and the time to cure shall run from the date of a final determination that a default exists. Owner shall have no right to terminate this Agreement except as set forth in this subsection a of Section 7.

  b. *Termination by Optionee* - Optionee shall have the right to terminate this Agreement at any time by written notice from Optionee to Owner.

  c. *Effect of Termination* – From and after the date of termination, all right, title and interest of Optionee under this Agreement shall terminate, and Optionee shall not be required to make any further payments or to perform any further obligations hereunder concerning the Property.

5

d.　*Removal of Property* - Upon any termination or expiration of this Agreement, Optionee shall have a period of three (3) months from and after the effective date of termination within which it may elect to remove from the Property all of its machinery, buildings, structures, facilities, equipment and other property of every nature and description erected, placed or situated thereon, except supports placed in shafts, drifts or openings in the Property. Failure of Optionee to so remove the same shall constitute an abandonment by Optionee to Owner of the same; provided, however, that Optionee may still be required to remove such property upon notice from Owner at any time during the three-month period and thirty (30) days thereafter.

e.　*Delivery of Data* - If this Agreement is terminated, upon written request given by Owner within thirty (30) days of said termination, Optionee shall, within a reasonable time, furnish Owner copies of all available noninterpretive exploration, development and mining data pertaining to the Property prepared by or for Optionee.

f.　*Relinquishment of Record* - If this Agreement is terminated or otherwise expires, Optionee shall provide Owner with a recordable document sufficient to provide notice that Optionee no longer asserts rights to the Property under this Agreement.

8.　Notices

Any notice or communication required or permitted hereunder shall be effective when personally delivered or deposited, postage prepaid, certified or registered, in the United States mail to the addresses specified above. Either party may, by notice to the other given as aforesaid, change its mailing address for future notices.

9.　Binding Effect; Assignment

The rights of either party hereunder may be assigned in whole or in part and the provisions hereof shall inure to the benefit of and be binding upon the heirs, personal representatives, beneficiaries, successors and assigns, but no change or division of ownership of the Property or payments hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of Optionee hereunder. No such change or division in the ownership of the Property by Owner shall be binding upon Optionee for any purpose until the first day of the month next succeeding the month in which such person acquiring any interest shall furnish evidence to Optionee's satisfaction of such change, transfer or division of ownership.

10.　Memorandum

The parties to this Agreement agree to execute and record a Memorandum of this Agreement in a form sufficient to constitute record notice to third parties of the rights granted hereunder, which may be recorded in the official records of La Paz County, Arizona.

11. Construction

    a.   *Governing Law* - This Agreement shall be construed by the internal laws but not the laws of conflict of the State of Arizona.

    b.   *Headings* - The headings used in this Agreement are for convenience only and shall not be deemed to be a part of this Agreement for purposes of construction.

    c.   *Entire Agreement* - All of the agreements and understandings of the parties with reference to the Property are embodied in this Agreement, and this Agreement supersedes all prior agreements or understandings between the parties.

12. Further Assurances

The parties agree to perform all acts and execute all documents that may be necessary to carry out the spirit and intent of this Agreement.

SIGNED, effective as of the date recited above.

OWNER: OPTIONEE:

                                  COLUMBUS GOLD (U.S.) CORPORATION

_____By_____
Mary K. Laccinole   Robert F. Giustra, President

_____
William F. Hindle

_____
Robert E. Hindle

I:\FILES\DOCS\COLU01\250661\DOC\G82650.DOC

7

EXHIBIT A

When recorded, return to:

John C. Lacy
DeConcini McDonald
  Yetwin & Lacy, P.C.
2525 E. Broadway, Suite 200
Tucson, Arizona 85716

WARRANTY DEED

. **MARY K. LACCINOLE,** a married woman dealing with her sole and separate property, **WILLIAM F. HINDLE,** a married man dealing with his sole and separate property and **ROBERT F. HINDLE,** a married man dealing with his sole and separate property, whose address is 22711 Sparrow Del Drive, Calabasas, California 91302 (the "Grantor"), does hereby grant and convey to **COLUMBUS GOLD (U.S.) CORPORATION,** a Nevada corporation, whose address is 573 East Second Street, Reno, Nevada 89502 (the "Grantee"), all of its right, title and interest in the **JAMES G. BLAINE** patented lode mining claim, described in the United States Public Land Records in Mineral Survey 1258-A, and situated in Section 25, Township 3 South, Range 23 West, G&SR Mer., La Paz County, Arizona (La Paz Assessor's Parcel Number 301-31-001).

[Add here any easements of record reflected in the commitment for title insurance]

Except as provided above, Grantor warrants title against all persons whomsoever.

DATED this _____ day of _____, 2007.

_____
Mary K. Laccinole

_____
William F. Hindle

_____
Robert E. Hindle

8

The undersigned, the respective spouses of Mary K. Laccinole, William F. Hindle and Robert E. Hindle, hereby confirm that the patented lode mining claim conveyed by this deed is the sole and separate property of their respective spouses, and that they claim no interest in such property by way of community property rights or otherwise.

_____
John Laccinole

_____
Judith Hindle

_____
Jan Hindle

STATE OF   )
)   ss.
County of   )

The foregoing instrument was acknowledged before me this _____ day of _____, 2007, by Mary K. Laccinole, a married woman dealing with her sole and separate property.

My commission expires: _____
                                  Notary Public

STATE OF   )
)   ss.
County of   )

The foregoing instrument was acknowledged before me this _____ day of _____, 2007, by William F. Hindle, a married man dealing with is sole and separate property.

My commission expires: _____
                                  Notary Public

9

STATE OF   )
)   ss.

County of   )

     The foregoing instrument was acknowledged before me this _____ day of _____, 2007, by Robert E. Hindle, a married man dealing with his sole and separate property.

My commission expires: _____
                                      Notary Public

STATE OF   )
)   ss.

County of   )

     The foregoing instrument was acknowledged before me this _____ day of _____, 2007, by John Laccinole, the spouse of Mary K. Laccinole, for the purposes contained herein.

My commission expires: _____
                                      Notary Public

STATE OF   )
)   ss.

County of   )

     The foregoing instrument was acknowledged before me this _____ day of _____, 2007, by Judith Hindle, the spouse of William F. Hindle, for the purposes contained herein.

My commission expires: _____
                                      Notary Public

STATE OF   )
)   ss.

County of   )

     The foregoing instrument was acknowledged before me this _____ day of _____, 2007, by Jan Hindle, the spouse of Robert E. Hindle, for the purposes contained herein.

My commission expires: _____
                                      Notary Public

EXHIBIT B

When recorded, return to:

John C. Lacy
DeConcini McDonald
  Yetwin & Lacy, P.C.
2525 E. Broadway, Suite 200
Tucson, Arizona 85716

ROYALTY DEED AND AGREEMENT

BY THIS ROYALTY DEED AND AGREEMENT ("Deed"),

made and entered into effective the ____ day of _____, 200__ (the "Effective Date"),

between **COLUMBUS GOLD (U.S.) CORPORATION**, a Nevada corporation, whose address is 573 East Second Street, Reno, Nevada, 89502, facsimile number _____ and electronic mail address _____ ("Grantor"),

and

MARY K. LACCINOLE, a married woman in her sole and separate capacity, **WILLIAM F. HINDLE**, a married man in his sole and separate capacity and **ROBERT F. HINDLE**, a married man in his sole and separate capacity, whose collective address for all purposes under this Agreement is 22711 Sparrow Del Drive, Calabasas, California 91302, facsimile number _____ and electronic mail address _____ ("Grantee"),

the Grantor, in consideration of Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, does hereby grant, assign and convey to Grantee as of the Effective Date a royalty interest in Minerals produced from the Property (as those terms are hereinafter defined), on the terms and subject to the conditions herein specified.

1.   Royalty Interest

Grantor does hereby grant and convey to Grantee a Five Percent (5%) interest in the Net Profits resulting from Minerals Produced from the Property after Grantee has recovered its Pre-production Costs and Operating Costs from Gross Revenues (the "Royalty" herein). Net Profits for any fiscal year shall be determined by deducting from

11

Gross Revenues all Operating Costs related to such mineral production activities. The Royalty granted herein shall run with the lands included within the Property. The capitalized terms used above are defined in Section 2.

2. Definitions

a. "Pre-production Costs" shall include all "Operating Costs" relating to the exploration and development of the Property that are incurred prior to "Commencement of Mining."

b. "Commencement of Mining" shall occur when Grantor reaches eighty percent (80%) of the production capacity (as determined in a production feasibility study to process material from the Property) for a period of 60 consecutive days.

c. "Gross Revenues" shall mean the gross receipts from the sales or other final disposition of Minerals Produced from the Property.

d. "Operating Costs" shall mean those costs and expenses incurred by or for Grantor in connection with or attributable to the exploration, development and exploitation of the Property. Such costs and expenses shall include, but not be limited to:

(1) the costs and expenses of exploring, developing, mining, milling, smelting, refining, freight, administrative overhead, insurance and marketing the products resulting from the exploration, development and exploitation of the Property; provided, however, that the administrative overhead charged by Grantor shall not exceed ten percent (10%) of the direct charges related to exploration, development and mining of the Property;

(2) all ad valorem, transaction privilege, license, sales, severance, and other taxes imposed on the actual extraction of minerals by the Grantor hereunder but shall not include any taxes measured by Grantor's profit from such operations;

(3) the actual cost related to the purchase of capital items and shall not include any amounts for depreciation of buildings, structures, machinery and equipment; and

(4) any sinking fund reasonably deemed advisable for the future reclamation of the Property.

e. "Minerals" shall mean mineral materials of every kind and character including, but not limited to ore, concentrate, doré, metal and mineral products of any kind derived from the Property or part thereof, including all sand, rock and gravel.

f. "Produced" shall mean the mining, saving, extraction from the soil or other creation of a marketable production containing Minerals from the Property.

g. The "Property" shall mean the **JAMES G. BLAINE** patented lode mining claim, described in the United States Public Land Records in Mineral Survey 1258-A, and situated in Section 25, Township 3 South, Range 23 West, G&SR Mer., La Paz County, Arizona (La Paz Assessor's Parcel Number 301-31-001).

3. Grantor's Operations

a. *Further Processing* - Grantor may, but is not obligated to, beneficiate, mill, sort, concentrate, refine, smelt, or otherwise process or upgrade the Minerals Produced from ores mined from the Property prior to sale, transfer, or conveyance to a purchaser, user, or consumer other than Grantor. Grantor shall not be liable for mineral values lost in such processing except for losses resulting from the bad faith or gross negligence of Grantor.

b. *Weighing and Sampling; Commingling* - All ores, materials or products containing Minerals shall be weighed or measured, sampled and analyzed in accordance with Grantor's standard mining and metallurgical practices, which determinations shall be deemed to be final for purposes of this Deed. After such weights, measurements or samples are taken Grantor may at its discretion, mix or commingle such ores, materials or products with ores, materials or products from other properties or sources.

c. *Information to Grantee* - All payments of Royalty hereunder shall be accompanied by evidence of sale indicating the nature of Minerals sold, their weight, and the price actually paid to Grantor for Minerals so sold. If no Royalty is due Grantee for any pay period, Grantor shall nonetheless provide Grantee with a statement showing in reasonable detail the quantities of Minerals produced from the Property. Grantee agrees to treat all information received hereunder as confidential and not to disclose the same without prior permission of Grantor.

d. *Mining Methods; No Implied Covenants* - Grantor shall have the sole and exclusive right to determine the timing and the manner of any production from the Property and all related exploration, development, operational and mining activities. Nothing in this Deed shall require Grantor to explore, develop or mine or continue operations on the Property or to process ores from the Property. In particular, the mining of ores from any properties not subject to the Royalty to the exclusion of ore so subject shall not violate any provision of this Deed or any express or implied covenant or duty of Grantor. This Deed does not create any fiduciary obligations on the part of Grantor or any special relation of trust between or among the parties hereto.

e. *Retention of Inventory* - Grantor may, but is not obligated to, retain ore or treated ore products containing Minerals as inventory for any length of time and for any reason. At Grantee's reasonable request, Grantor shall deliver to Grantee a monthly statement of such inventory, but Grantee shall have no right to any Royalty payment until the time that Grantor actually delivers and sells the Minerals. Raw Minerals stockpiles are not subject to a Royalty interest until treated and the products are delivered and sold. Grantor shall have no obligation to sell any Minerals at any time.

4. Payment of Royalty

a. *Frequency of Payment of Royalty* – The Royalty paid to Grantee hereunder shall be due and payable within thirty (30) business days after the end of each calendar quarter in which same accrue. Grantee shall have no right to take its Royalty "in-kind."

b. *Method of Making Payments* - All payments required hereunder may be mailed or delivered to Grantee's address or to any single depository as Grantee may instruct. Upon making payment to the authorized agent or depository, Grantor shall be relieved of any responsibility for the distribution of such payment to Grantee. The delivery or the deposit in the mail of any payment hereunder on or before the due date thereof shall be deemed timely payment hereunder.

c. *Records; Inspection* - All books and records used by Grantor to calculate Royalty due hereunder shall be kept in accordance with generally accepted accounting principles. Grantee may, at its sole expense, upon reasonable notice to Grantor, inspect such books and records used to calculate Royalties. No inspections taken hereunder shall enlarge Grantee's right to make objections as described in subsection d of this Section 4.

d. *Objections* - All Royalty payments shall be considered final and in full satisfaction of all obligations of Grantor with respect thereto, unless Grantee gives Grantor written notice describing and setting forth a specific objection to the calculation thereof within ninety (90) days after receipt by Grantee of the quarterly statement provided for herein. If an audit of production records is timely requested by Grantee, such audit shall be performed within ninety (90) days following receipt of Grantee's objection by an independent certified public accountant acceptable to Grantor at reasonable times and upon reasonable notice to Grantor. If such audit determines that there has been a deficiency or an excess in the payment made to Grantee such deficiency or excess shall be resolved by adjusting the next quarterly Royalty payment due hereunder. Grantee shall pay all costs of such audit unless a deficiency in the payment made to Grantee is greater than five percent (5%) of the Royalty determined to exist, in which event Grantor shall pay such costs. Failure on the part of Grantee to make claim on Grantor for adjustment in the 90-day period referenced above shall conclusively establish the correctness of the statement.

e. *Application to Reprocessed and Other Materials* - The Royalty payments provided for herein shall be the only payments due Grantee for, and shall exclusively apply to, Minerals mined and removed from the Property and sold by Grantor hereunder. If Grantor reprocesses any mill tailings or any residues from the Property, then the Royalty shall be payable only upon any Minerals recovered. Grantee shall not be entitled to any royalties on ores or minerals produced from other properties which are otherwise processed at the Property by Grantor.

14

5.   **Notices**

All notices required or permitted to be given hereunder shall be given in writing and shall be sent by the parties by registered or certified mail, electronic mail, facsimile transmission or by express delivery service to the address set forth in the identification of the parties in the headings of this Deed or to such other address as either party may later designate by like notice to the other. All notices required or permitted to be given hereunder shall be deemed to have been given upon the earliest of (1) actual receipt, (2) acknowledgement in any form of receipt of electronic mail or facsimile transmission, (3) the business day next following deposit with an express delivery service, properly addressed, or (4) seventy-two (72) hours after deposit with the U.S. Mails, properly addressed with postage prepaid.

6.   **Assignments by Grantee**

Grantee may transfer, pledge, mortgage, charge or otherwise encumber all or any part of its right, title and interest in and to its Royalty granted hereunder; provided, however, that Grantor shall be under no obligation to make its payments hereunder to such assignee, transferee, pledgee or other third party until Grantor's receipt of notice concerning the assignment or transfer.

7.   **Interpretation**

a.   *Governing Law; Venue* - The provisions and interpretation of this Deed shall be governed by the laws of the State of Arizona without regard to conflicts of laws principles. Any dispute concerning this Deed shall be adjudicated in either the state or federal courts in and for the State of Arizona.

b.   *Invalidity of Provisions* - If any term or other provision of this Deed is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Deed shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Deed so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

d.   *Nature of Royalty Interest* - Nothing herein shall be deemed to create any ownership rights by Grantee in the Minerals or mineral estate in the Property, it being the intent of the parties to create a perpetual royalty only. Grantee shall have no executive power with respect to, or right to participate in, rents, royalties or other payments arising from the Property (other than the right to receive payments pursuant to the Royalty created by this Deed. This Deed shall be binding on and inure to the benefit of the successors and assigns of the Grantee and the Grantor.

IN WITNESS WHEREOF, the Grantor has executed and delivered this Royalty Deed and Agreement as of the Effective Date.

GRANTOR:

COLUMBUS GOLD (U.S.) CORPORATION

By:_____
       Robert F. Giustra, President

Province of British Columbia	)
	) ss.
CANADA	)

The foregoing instrument was acknowledged before me this _____ day of _____, 2007, by Robert F. Giustra, the President of COLUMBUS GOLD (U.S.) CORPORATION, a Nevada corporation, for and on behalf of the corporation.

_____
Notary Public

<u>DIRECTION RE: FUNDS</u>

TO: Mary K. Laccinole, William F. Hindle and Robert F. Hindle (the "**Owners**")

RE: Option Agreement (the "**Agreement**") dated effective February 1st, 2007 between Columbus Gold (U.S) Corporation ("**Columbus**") and the Owners.

WHEREAS pursuant to the Agreement, Columbus is required to make option payments (the "**Payments**") to the Owners in consideration of the grant of an exploration license and option to purchase granted under the Agreement of Forty Thousand Dollars ($40,000.00) upon execution of the Agreement; Thirty Thousand Dollars ($30,000.00) on or before the dates that are the first through the sixth annual anniversaries of the effective date of the Agreement, and Eighty Thousand Dollars ($80,000.00) on or before the date that is the seventh annual anniversary of the effective date of the Agreement; and

WHEREAS it would be considered more practical to make the Payments to Mary K. Laccinole for further disbursement by her to William F. Hindle and Robert F. Hindle;

NOW THEREFORE, the undersigned Owners hereby authorize and direct you to make the Payments to Mary K. Laccinole and this shall be your good and sufficient authority for doing so.

SIGNED, effective as of February 1st, 2007



Mary K. Laccinole

Mary K. Laccinole

William F. Hindle

William F. Hindle

Robert E. Hindle

Robert E. Hindle

PAYABLE IN U.S. DOLLARS FOR FACE AMOUNT THROUGH BANK OF MONTREAL NEW YORK BRANCH, 430 PARK AVE. NEW YORK, NY 1-251-60

Columbus Gold
CORPORATION
910-475 HOWE STREET, VANCOUVER, BC V6C 2B3
Tel: (604) 638-3950 Fax: (604) 662-8429



BANK OF MONTREAL
595 BURRARD STREET, 9TH FLOOR, PO BOX 49500
VANCOUVER, BRITISH COLUMBIA V7X 1L7
U.S. DOLLAR ACCOUNT

Bank of Montreal
Vancouver Main Office
First Bank Tower, 595 Burrard St.
Vancouver, B.C.
FEB 20 2007
1-4
Certified

001100

2/20/2007

PAY TO THE ORDER OF Mary K. Laccinole

$ **40,000.00

Forty Thousand and 00/100** U.S. FUNDS DOLLARS



Mary K. Laccinole
22711 Sparrow Del Drive
Calabasas, California 91302 USA

COLUMBUS GOLD CORPORATION

PER

PER

MEMO

Option payment as per agreement

⑈001100⑈ ⑆02600 2516⑆ 0004 4609⑈810

THIS DOCUMENT CONTAINS SECURITY FEATURES - SEE REVERSE / CE DOCUMENT CONTIENT DES CARACTÉRISTIQUES DE SÉCURITÉ - VOIR À L'ENDOS

APPENDIX "B"

THE UNDERLYING AGREEMENTS

3 – ARIZONA STATE MINERAL LEASE

STATE LAND DEPARTMENT
STATE OF ARIZONA

RENEWAL OF

MINERAL EXPLORATION PERMIT NO. **08-114891**

PERMIT IS HEREBY RENEWED FOR THE PERIOD OF:

EFFECTIVE DATE

September 24, 2011

APPROVAL DATE

September 28, 2011



EXPIRATION DATE

September 23, 2012

BY: Amber Troidl
FOR STATE LAND COMMISSIONER

THIS FORM MUST BE ATTACHED TO PERMIT

NOTICE TO ANYONE DEALING WITH THIS DOCUMENT. This document merely authorizes pursuit of its stated purpose, its existence does not constitute a finding by the Land Department that those purposes may be pursued profitably.

PERMIT NO. 08-114891
EFFECTIVE DATE September 24, 2010

STATE LAND DEPARTMENT
STATE OF ARIZONA

MINERAL EXPLORATION PERMIT

The STATE OF ARIZONA, acting through the State Land Department, grants to **COLUMBUS SILVER (U.S.) CORP**, hereinafter designated Permittee, the exclusive right, for a period of one (1) year from date, subject to renewals as hereinafter set forth, but in no event beyond the 23rd day of September, 2015, to prospect for minerals on the State land hereinafter described upon the following expressed conditions which are a part of the permit.

ARTICLES

1. The Permittee shall have those surface rights necessary for the prospecting and exploration for mineral, but may remove from the land only that amount of mineral required for sampling, assay and metallurgical testing purposes.

2. The Permittee shall have the right of ingress to and egress from the land covered by the Permit but only along routes first approved by the State Land Commissioner.

3. The Permittee shall be liable to and shall compensate the owner and lessee of the surface of the State land covered by this Permit, or across which the Permittee exercises the right of ingress and egress, for any loss to such owner and lessee from damage or destruction caused by the Permittee, his or its agents or employees, to grasses, forage, crops or improvements upon such State land.

4. This Permit shall terminate automatically, as of the end of any annual period from and after the date of issuance thereof unless during such annual period the Permittee shall have expended in exploration for valuable mineral deposits on the State land covered by this Permit the prescribed amount per acre, file an application for renewal and submit proof of the amount expended on exploration. The amount to be expended during each of the first two (2) annual periods in which this Permit may be in effect shall not be less than ten dollars ($10.00) for each acre of land covered by this Permit at the commencement of such annual period, and the amount to be expended during each

1

of the last three annual periods in which this Permit may be in effect shall be not less than twenty dollars ($20.00) for each acre covered by this Permit at the commencement of such annual period.

5. Prior to the termination of any annual period, the Permittee may file a release with the State Land Department, releasing acreage covered by this Permit, provided that the acreage released be contained within one or more rectangular subdivisions of twenty (20) acres more or less, or lots, according to the lines of the public land survey.

6. Upon any partial or total relinquishment, or the cancellation or expiration of the Permit, other than by issuance of a mineral lease, the Permittee shall fill any holes, ditches, or other excavations as may be required by the State Land Commissioner and so far as reasonably possible, reclaim the surface to its former condition.

7. The Permittee may, prior to expiration of the annual period for which the Permit was issued, or prior to the expiration period for which this Permit was renewed, file with the State Land Department an application for renewal for the ensuing annual period. This Permit shall not be renewed for more than four (4) successive annual periods following expiration of the first annual period.

8. No rental shall be payable for the first annual period for which the Permit may be renewed. The rental for each of the three (3) subsequent annual periods following the first annual period for which a permit may be renewed, shall be one dollar ($1.00) for each acre of State land for which the application for renewal is filed.

9. The Permittee shall file an affidavit of expenditure of the required amount in exploration during the current annual period, together with proof in support of such expenditure.

10. Following discovery of a valuable mineral deposit on the State land covered by this Permit within a rectangular subdivision of twenty (20) acres, more or less, or lot, of the public land survey, the Permittee may apply to the State Land Commissioner for a mineral lease upon the State land within such rectangular subdivision, or lot.

11. This Permit is subject to existing laws and rules and regulations and any laws or rules and regulations hereinafter enacted, or adopted, and in no event shall the State be liable for damages or otherwise under the provisions hereof.

12. The Permittee shall not assign or sub-let this mineral exploration permit, or any right or rights thereunder, without first obtaining the written consent of the State Land Commissioner thereto.

13. PRIOR TO THE BEGINNING OF ANY EXPLORATION, A PLAN OF OPERATIONS AND RECLAMATION MUST BE FILED WITH THE STATE LAND DEPARTMENT AND APPROVED BY THE STATE LAND COMMISSIONER OR HIS DEPUTY.

14. Permittee shall strictly comply with Environmental Laws, relating but not limited to hazardous and toxic materials, wastes and pollutants. Compliance means the Permittee shall act in accordance with the necessary reporting obligations, obtain and maintain all permits required, provide copies of all documents as required by Environmental Laws. For purposes of this Permit the term "Environmental Law" shall include but not be limited to any relevant federal, state, or local laws, and applicable regulations, rules and ordinances, and publications promulgated pursuant thereto, including any future modifications or amendments relating to environmental matters.

15.   In order to minimize or prevent surface or underground waste and pollution and promote maximum conservation, the Permittee shall seal or separate oil, gas, helium, water, mineral or other natural resource strata in order to prevent their contents from passing into another stratum.

16.   The Permittee agrees to indemnify, hold and save Lessor harmless against all loss, damage, liability, expense, costs and charges incident to or resulting in any way from any injuries to person or damage to property caused by or resulting from the use, condition or occupation of the land.

17.   The Permittee shall not, for exploration purposes, enter upon that part of the permitted area encompassed by rights-of-way and permits granted to the Arizona State Highway Department without the express written permission of the State Highway Engineer and not then until the State Land Commissioner has, in writing, approved such entry.

18.   The Permittee agrees that any mineral lease of a claim issued as a result of exploratory activity under this Permit shall contain an additional and special condition denying the Lessee entry to the area encompassed by those rights-of-way and permits mentioned above for the purposes of extracting and shipping mineral unless and until the State Highway Engineer has given express written permission and not then until the State Land Commissioner has, in writing, approved such entry.

19.   If at any time during the duration of the Permit, the whole or any part of the permitted premises shall be taken for any quasi-public or public purpose by any person, private or public corporation, or any governmental agency having authority to exercise the power of eminent domain or condemnation proceedings pursuant to any law, general, special or otherwise, this Permit shall expire on the date when the permitted property shall be so taken or acquired and the Permittee shall have no compensable right or interest in the real property being condemned and shall have no compensable right or interest in severance damages which may accrue to the remaining permitted property not acquired by condemnation proceedings. Net rent to be paid by the tenant shall be apportioned and paid to the date of such taking.

20.   The State shall be entitled to and shall receive any and all awards, including severance damages to remaining State lands, that may be made for any eminent domain or condemnation proceedings concerning the land which is the subject of this Permit, except that the Permittee shall have the right to receive any and all awards or payments made for any buildings or other improvements lawfully placed on the subject property by the Permittee with the approval of the State Land Department.

21.   This Permit is issued for such leasable minerals now owned by the State of Arizona and in regard to which there has been no reservation by a predecessor in title to the State of Arizona.

22.   Federal records may or may not reflect mineral interest claims that pre-date the State's claim to some or all of these lands; the State does not warrant that it owns the minerals sought to be prospected under this Permit.

23.   This Permit issued subject to all the rights of the owner of the non-mineral land estate.

24.   Provided however, in regard to those parcels of State lands sold under the provisions of ARS 37-231, providing for a reservation of minerals to the State, there shall be no entry upon such lands by an Arizona State Land Department Lessee or Permittee without express written approval of the

3

Arizona State Land Commissioner following compliance with Arizona State Land Department Rule #12-5-707D by such Lessee or Permittee.

25. Prior to initiating any operations requiring surface disturbing activity, Permittee shall provide a document that satisfies the State Land Department in writing that no significant or Register-eligible prehistoric, historic, archaeological, cultural or vertebrate paleontological sites, including inscriptions made by human agency or any other archaeological, paleontological or historical feature has the potential to be destroyed. Permittee may arrange for a permittee of the Arizona State Museum to complete a cultural resources inspection and submit the results in a document to the State Land Department. Permittee shall ensure avoidance of all Register eligible sites, or submit a mitigation plan to recover all scientific information according to the standards established by the Arizona State Museum, the State Historic Preservation Act, and the State Land Department prior to surface disturbing activity. Permittee shall ensure that all cultural resource investigations on the premises are permitted pursuant to A.R.S. §41-841, *et seq.* Permittee shall ensure that two copies of the report describing the results of the completed cultural resource survey of the premises are submitted to the State Land Department for the State Land Department's use in consulting with the State Historic Preservation Office pursuant to A.R.S. §41-861, *et seq.* Permittee shall cause no surface disturbance within the boundaries of any known archaeological sites without the State Land Department's approval. If any previously unknown human remains, funerary objects, sacred ceremonial objects or objects of tribal patrimony, archaeological, paleontological or historical site or object that is at least 50 years old are encountered during surface disturbing activities, Permittee shall cease operations immediately and report the discovery to the State Land Department and to the Director of the Arizona State Museum pursuant to A.R.S. §41-844.

26. If the removal of plants protected under the Arizona Native Plant Law is necessary to enjoy the privilege of this document, the Permittee hereunder must previously acquire the written permission of the Arizona State Land Department and the Arizona Department of Agriculture to remove those plants.

ADDITIONAL CONDITIONS

A. Non-Availability of Funds

Every obligation of the State under this Permit is conditioned upon the availability of funds appropriated or allocated for the payment of such obligation. If funds are not allocated and available for the continuance of this Permit, this Permit may be terminated by the State at the end of the period for which funds are available. No liability shall accrue to the State in the event this provision is exercised, and the State shall not be obligated or liable for any future payments or any damages as a result of termination under this paragraph.

B. Cancellation for Conflict of Interest

Pursuant to A.R.S. § 38-511, the state or any department or agency of the state may, within three years after its execution, cancel any permit, without penalty or further obligation, made by the state or any of its departments or agencies if any person significantly involved in initiating, negotiating, securing, drafting or creating the permit on behalf of the state or any of the departments or agencies of the state, is at any time while the permit is in effect, an employee or agent of any other party to the permit in any capacity or a consultant to any other party of the permit with respect to the subject matter of the permit. A cancellation made pursuant to this provision shall be effective when the Permittee receives written notice of the cancellation unless the notice specifies a later time.

C. Non-discrimination

The Permittee shall comply with Executive Order 99-4, which mandates that all persons, regardless of race, color, religion, sex, age national origin or political affiliation, shall have equal access to employment opportunities, and all other applicable State and Federal employment laws, rules, and regulations, including the Americans with Disabilities Act. The Permittee shall take affirmative action to ensure that applicants for employment and employees are not discriminated against due to race, creed, color, religion, sex, national origin or disability.

D. Arbitration

The parties to this Permit agree to resolve all disputes arising out of or relating to this Permit through arbitration, after exhausting applicable administrative review, to the extent required by A.R.S. 12-1518, except as may be required by other applicable statutes.

E. Liability Insurance

When exploration activities are projected to exceed the minimum expenditure amount or when ground disturbance will occur Permitee shall maintain in full force a commercial general liability insurance policy during the lease/permit term affording protection to the limit of not less than one million dollars ($1,000,000.00). This policy shall contain a provision that Lessor, named as an additional insured, shall be entitled to recovery for any loss occasioned to it, its agents and employees. Further, the policy shall provide that their coverage is primary over any other insurance coverage available to the Lessor, its agents and employees. Insurance policies must contain a provision that the Lessor shall receive an advance 30 days written notice of any cancellation or reduction in coverage.

STATE OF ARIZONA LAND DEPARTMENT
1616 W. ADAMS
PHOENIX, AZ 85007

RUN DATE 18-AUG-2010
RUN TIME: 13:06:16
APPENDIX A
PAGE: 001

KE-LEASE#: 008-114891-00-000 APPTYPE: NEW

AMENDMENT#: 0

===

LAND#	LEGAL DESCRIPTION	AUS	ACREAGE
04.0-S-23.0-W-02-15-030-1006	W2L4 E2L5 W2L6 SWNW W2SENW NESW	0.00	154.660
	TOTALS:	0.00	154.660

IN WITNESS HEREOF, the parties hereto have signed this permit agreement effective the day and year set forth previously herein.

COLUMBUS SILVER (U.S.) CORP
Permittee

Signature   9/21/2010
Vice President   Date

STATE OF ARIZONA, PERMITTOR
Arizona State Land Commissioner

By: Amber Troidl



(SEAL)

6

APPENDIX "B"

THE UNDERLYING AGREEMENTS

4 – BELL LEASE

#223 Silver Dist.

JCL
08-08-2006

LEASE AGREEMENT

BY THIS LEASE AGREEMENT

effective as of the 28th day of August, 2006,

by and between **ROBERT BELL,** a married man dealing with his sole and separate property, whose address is 2930 Wanamaker Drive, Topeka, Kansas 66614 (the "Lessor" herein),

and

COLUMBUS GOLD (U.S.) CORPORATION, a Nevada corporation, whose address is 573 East Second St., Reno, Nevada, 89502 ("Lessee" herein),

the Lessor, in consideration of the payments and promises set forth herein, has granted certain rights to Lessee under the following terms and conditions:

1. Grant

Lessor hereby grants, demises, leases and lets that certain real property, more particularly described in the attached Exhibit A (the "Property" herein), including, but without being limited to, all soil, sand and gravel, rock, ores, minerals and mineral rights in, upon and under the Property, surface rights, water rights, easements and rights-of-way pertaining or appurtenant to the Property, exclusively unto Lessee, its successors and assigns, subject, however, to the rights retained under subsection a of Section 4 herein, with the exclusive rights and privileges:

(1) to drill and excavate holes, pits, shafts and other excavations, to construct roads and to conduct surveys, explorations, sampling, investigations and other operations in such a manner and to the extent as Lessee, in its sole judgment and discretion, may deem advisable for the purpose of ascertaining any and all facts relating to the occurrence of ores and minerals in and under the Property and the metallurgical and physical properties of any such ores;

(2) to mine (by open pit, strip, underground, solution mining or any other method, including any method hereafter developed), extract, mill, store, process, remove and market all soil, sand and gravel, rock, ores and minerals (the "Leased Substances") from in, upon or under the Property;

(3) to place, construct, maintain, use, and remove such structures, facilities, equipment, roadways, haulageways and such other improvements on the

1

surface or subsurface of the Property as Lessee may deem necessary, useful or convenient for the full enjoyment of all of the rights herein granted;

(4)   to mix or commingle Leased Substances with any other ores produced off the Property, provided that Lessee shall first weigh, sample, and assay the Leased Substances in accordance with recognized industry practice;

(5)   to conduct mining upon the Property and any adjoining or nearby lands being mined by Lessee as if the Property and all such other properties constituted a single tract of land, in which event Lessee shall have the exclusive right to use the Property for access to such adjoining or nearby lands, to construct, maintain, use and remove structures, facilities, equipment, roadways, haulageways, and any other appurtenances installed or access constructed on, upon, under or through the Property for the purpose of producing, removing, treating or transporting metals, ores, minerals or materials from adjoining or nearby lands, and the right to mine and remove Leased Substances from the Property and such adjoining or nearby lands through or by means of shafts, openings or pits which may be made in or upon the Property or such adjoining or nearby lands as the case may be;

(6)   to use other resources of the Property (to the extent Lessor has such rights), including water, in connection with the exploration, mining and processing rights granted hereunder; and

(7)   to use the surface of the Property to deposit waste, overburden, surface stripping and other materials from mining, mineral processing or treatment operations on the Property.

2.   Term

Unless sooner terminated under the termination provisions hereinafter contained, the term of this Agreement shall be for an initial term of twenty (20) years commencing on the effective date hereof, which term may be extended, upon the election of the Lessee for an additional term of twenty (20) years upon notice given to the Lessor on or before the date of expiration of the initial term.

3.   Payments to Lessor

a.   *Advance Minimum Royalty* - Lessee shall pay Lessor the following as an advance minimum royalty which shall be a credit toward any monies due Lessor under the provisions of subsection b of this Section 3:

(1)   Five Thousand Dollars ($5,000.00) during each of the first four years of the term hereof;

2

(2) Seven Thousand Dollars ($7,500.00) during each of the fifth through the ninth years of the term hereof; and

(3) Ten Thousand Dollars ($10,000.00) beginning with the tenth year of the term hereof and annually thereafter during the term of this Agreement.

The amounts specified above are in currency of the United States and shall be due in advance on or before the anniversary of the effective date of this Agreement. The payment for the first year of the term shall be due upon final execution of this Agreement.

b. *Production Royalty* - If Lessee mines and markets Leased Substances from the Property, Lessee shall pay to Lessor a production royalty of two percent (2%) of the "Net Returns" received by Lessee from the sale or other disposition of Leased Substances. The term "Net Returns" shall mean the total dollar value received from the purchaser of Leased Substances, less:

(1) in the case of sale of raw ore or concentrates: (a) any weighing, sampling, penalty, processing or other charges assessed by the purchaser; (b) selling charges; (c) any sales, severance, gross production, privilege or similar taxes assessed on or in connection with the ore or measured by the value thereof; and (d) the cost of transportation from the Property to the purchaser.

(2) in the case of leaching or other solution mining or beneficiation methods, in addition to the deductions specified in (1) above, all processing and recovery costs incurred beyond the point at which the leaching reagents are applied to the ore being treated (including the cost of reagents) shall be considered as treatment costs and deducted from the selling price.

If ores or concentrates are processed at a smelter or other facility owned, operated or controlled by Lessee or treated on a toll basis for Lessee, the selling price shall be computed in the above manner with deductions for all charges and items of cost equivalent to the deductions extended in arms-length transactions, and in any case, not more than charges that would be made at the nearest treatment facility otherwise available. If (1) Lessee enters into any contract for the sale of Leased Substances that fixes a selling price for metals on other than a recognized market price of the product on the date of delivery to the purchaser (less deductions normally negotiated as a part of such contracts), or (2) Lessee is producing doré, other bullion or free gold ("Metallic Leased Substances") from the Property and elects to stockpile Metallic Leased Substances for more than six months, the Lessor will be notified and given an opportunity to object to such a practice. If Lessor objects to either practice, such objection shall be deemed to be an election to receive payment of production royalty for such Leased Substances or Metallic Leased Substances in the form of doré bullion or free gold delivered at the Property or the treatment facility Lessee is using for the treatment of Metallic Leased Substances if such treatment is not performed on the Property. The value of gold received by Lessor shall be based on the contained metal value of the

3

delivered materials multiplied by the Handy and Harmon buying price for industrial bullion on the day Lessee sells (or stockpiles as the case may be) the Metallic Leased Substances from which such payment was made as published in Metals Week (or such other price mutually agreed in advance of any delivery if such price ceases to be published) less any deductions authorized from receipts as set forth above.

d. *Payment of Production Royalty* - Production royalty paid to Lessor hereunder shall be due and payable within thirty (30) days after the end of each calendar quarter for those Leased Substances sold and a settlement sheet received during the applicable calendar quarter after first deducting any advance minimum royalty paid under subsection a of Section 3 not previously recovered from prior payments under this subsection d. All production royalty shall be accompanied by the settlement sheets or a similar statement showing the basis upon which the payment was computed.

e. *Method of Making Payments* - All payments required hereunder may be mailed or delivered to Lessor's address or to any single depository as Lessor may instruct. Upon making payment to the authorized agent or depository, Lessee shall be relieved of any responsibility for the distribution of such payment to Lessor. The delivery or the deposit in the mail of any payment hereunder on or before the due date thereof shall be deemed timely payment hereunder.

f. *Fractional Interest* - All payments under this Agreement, unless specified otherwise, are based on a grant by Lessor of full undivided rights and title to the Property. If Lessor's interest in the Property is less than such full interest, all payments made hereunder shall be paid in the same proportion thereof as the undivided rights and title actually owned by Lessor bears to the entire undivided rights and title to the Property or the areas included therein.

4. **Access and Inspection**

a. *Collection of Mineral Specimens* - Lessee acknowledges that the Property includes a well-known source of wulfenite and vanadanite mineral specimens identified in Part III of Exhibit A. Prior to the commencement of commercial production of the Property, Lessor shall have the unrestricted access and right of way to enter upon the Property for the collection of mineral specimens. If commercial production of the Property commences, Lessor shall continue to have the right to collect mineral specimens so long as such activity can be undertaken without interfering with mining operations and can be undertaken in a manner consistent with acceptable safety practices. The determination of commencement of commercial production and mining operations and the determination of acceptable safety practices shall be upon the sole and exclusive determination of Lessee and notice thereof to Lessor. Lessor shall have the right to license third parties to exercise its rights hereunder so long as Lessor provides notice of the same to Lessee and that Lessor, or a designated agent of Lessor, accompanies such third party upon the Property at all times. Lessor shall bear all risk of liability and hold the Lessee harmless for damage or injury as a result of the exercise of this right. Lessor and Lessee shall develop an appropriate waiver for all persons to execute prior to being

4

permitted access to the Property to collect mineral specimens. If mining operations of the Lessee conflict with the collection of mineral specimens, the rights reserved to the Lessor hereunder shall give way to the rights of the Lessee.

      b.   *Inspection* - Lessor (or any agent of Lessor with authorization in writing), at Lessor's risk and expense, may (1) enter upon the Property to inspect the same at such times and upon such notice to Lessee as shall not unreasonably or unnecessarily hinder or interrupt the operations of Lessee, and (2) inspect the accounts and records used in calculating production royalty paid to Lessor hereunder, which right may be exercised, at any reasonable time during a period of one (1) year from and after the date on which the applicable quarterly payment of production royalty was made. Lessor agrees to treat all information received hereunder as confidential and not to disclose the same without prior permission of Lessee.

5.   Obligations of Lessee

      a.   *Conduct of Operations* - All work performed by Lessee on the Property pursuant to this Agreement shall be done in a good and workmanlike manner and in compliance with all state or federal laws and regulations governing such operations. Lessee specifically agrees to comply with all environmental laws, rules and regulations that apply to its operations on the Property.

      b.   *Weights and Analysis* - In all cases where ore or concentrates are stockpiled off the Property or commingled with ore or concentrates not mined from the Property, Lessee shall establish procedures for determining the proportional amount of the total metal content in the commingled materials attributable to the input from each of the properties by calculating on a metallurgical basis, in accordance with sampling schedules and mining efficiency experience, so that production royalties applicable to materials produced from each of the properties from which materials are commingled may reasonably be determined. Lessee shall inform Lessor of such procedures by written statement and shall make all records related to such activities available for inspection by Lessor in accordance with Section 4.

      c.   *Protection from Liens* - Lessee shall pay all expenses incurred by it in its operations on the Property hereunder and shall allow no liens arising from any act of Lessee to remain upon the Property; provided, however, that Lessee shall not be required to remove any such lien as long as Lessee is contesting in good faith the validity or amount thereof. Nothing in the subsection c shall be interpreted as restricting Lessee from encumbering its leasehold interest in the Property and any Leased Substances produced from the mining operations so long as the Lessor's reversionary and royalty interest is not thereby encumbered.

      d.   *Indemnity* - Lessee shall indemnify Lessor against and hold Lessor harmless from any suit, claim, judgment or demand whatsoever arising out of negligence on the part of Lessee in the exercise of any of its rights pursuant to this Agreement, provided that if Lessor or any person or instrumentality acting on Lessor's behalf shall have been a contributing cause to the event giving rise to such suit, claim, demand or judgment, Lessee and Lessor shall be responsible to the extent that each contributed to the cause giving rise to such suit, claim, demand or judgment. Lessee shall maintain insurance to support the indemnification required by this Agreement in an amount of One Million Dollars ($1,000,000.00) as comprehensive form general liability for each occurrence for combined bodily injury and property damage. Lessor shall be named as a co-insured under such policies and Lessee shall provide Lessor with a certificate of such insurance prior to the commencement of any operations under this Agreement.

e.   *Payment of Taxes* - Lessee shall pay all taxes levied against its improvements on the Property together with all ad valorem taxes assessed against the Property and shall, in addition, pay all taxes related to production of Leased Substances from the Property, subject to Lessee's right to deduct the amount of such production-related taxes from the dollar value received from the purchaser of Leased Substances in the computation of Net Returns under the provisions of subsection c(1)(c) of Section 3. Lessor shall pay, before delinquency, all other taxes and assessments on the Property and improvements of Lessor thereon. In no event shall Lessee be liable for any taxes levied or measured by income of Lessor, or for taxes applicable to or levied against or based upon advance or production royalty payments made to Lessor under this Agreement. Lessee shall have the right to contest, in the courts or otherwise, the validity or amount of any taxes or assessments, before it shall be required to pay the same. Lessee shall have the right, at its sole discretion, to pay any delinquent property taxes, together with interest, penalties and charges that are the responsibility of the Lessor, the payment of which shall be a credit against payments thereafter to be made by Lessee under the provisions of Section 3. If this Agreement is terminated or otherwise expires, all ad valorem taxes that are Lessee's responsibility shall be prorated for the calendar year of expiration or termination as of the date Lessee has removed its equipment, facilities and improvements from the Property.

f.   *Claim Maintenance Obligations* - Lessee shall pay any claim maintenance fees and otherwise comply with such annual reporting and claim maintenance requirements as may be imposed by law for the maintenance of the unpatented mining claims listed in Part II of Exhibit A.

6.   **Title Matters**

a.   *Representations and Warranties* - Lessor represents and warrants to Lessee that: (1) Lessor owns the entire undivided title to the patented mining claim described in Part I of Exhibit A, including the surface and mineral estate, and has the exclusive possession thereof; (2) regarding the unpatented mining claims described in Part II of Exhibit A, the claims have been located and appropriate record made thereof in compliance with the laws of the United States and the laws of Arizona, the claim maintenance fees or assessment work has been paid or performed and appropriate record made thereof in compliance with applicable law, and there is no claim of adverse mineral rights affecting such claims; (3) with respect to the Property as a whole, except as specified in Exhibit A, Lessor's title or possessory right to the Property is free and clear

6

of all liens and encumbrances and that no obligation exists to pay mineral royalties to third parties, (4) there is no pending or threatened litigation related to the Property; (5) Lessor knows of no existing situation or fact regarding the Property that might result in any environmental or other liability to the Lessee, and (6) the Lessor has the full right, power and capacity to enter into this Agreement upon the terms set forth herein.

b.   *Title Documents; Data* - Upon execution of this Agreement, Lessor shall deliver to Lessee all abstracts of title to and copies of all title documents affecting the Property which Lessor has in its possession. If Lessor is in possession or knows the whereabouts of technical data concerning the mineral estate of the Property, Lessor shall, at Lessee's expense, furnish copies of such materials to Lessee or notify Lessee of the location of such information.

c.   *Title Defects, Defense and Protection* - If (1) in the opinion of counsel retained by Lessee, Lessor's title to any of the Property is defective or less than as represented herein, or (2) title to any of the Property is contested or questioned by any person, entity or governmental agency, and if Lessor is unable or unwilling to promptly correct the defects or alleged defects in title, Lessee may attempt, with all reasonable dispatch, to perfect, defend or initiate litigation to protect such title. In that event, Lessor shall take such actions as are reasonably necessary to assist Lessee in its efforts to perfect, defend or protect such title. If title is less than as represented in this Section 6, then (and only then) the costs and expenses of perfecting, defending or correcting title, including, but without being limited to the cost incurred in the amendment or relocation of unpatented claims, the cost of attorney's fees and the cost of releasing or satisfying any mortgages, liens and encumbrances), shall be a credit against payments thereafter to be made by Lessee under the provisions of Section 3, unless the encumbrance or dispute arises from Lessee's failure to perform obligations hereunder (in which case such costs shall be borne by Lessee).

d.   *Lesser Interest Provisions* - If the rights and title granted hereunder are less than represented herein, Lessee shall have the right and option, without waiving any other rights it may have hereunder, to reduce all payments to be made to Lessor hereunder in the proportion that the interest actually owned by Lessor bears to the interest as represented herein. If any royalty obligations exist to third parties, Lessee shall have the right to make payments of royalty due hereunder insofar as it will go, to such third party.

e.   *Change of Law* - If the laws of the United States concerning acquisition of mineral rights on federally managed lands are repealed, amended, or new legislation is enacted, Lessee shall have the right to take whatever action it deems appropriate to preserve a right to explore for, develop, and mine Leased Substances. If Lessee elects to take any action under the terms of this subsection, it shall first notify Lessor in writing setting forth the nature of the proposed action and an explanation thereof. Lessor agrees to cooperate with Lessee and execute whatever documents are deemed necessary by Lessee to accomplish such action. Nothing in this subsection shall impose any obligation upon Lessee to take any action, or diminish the right of Lessor to take action it deems

7

appropriate; provided, however, that if Lessor chooses to take any action, it will first inform Lessee of the nature of such contemplated action.

f. *General* - Nothing herein contained and no notice or action which may be taken under this Section 6 shall limit or detract from Lessee's right to terminate this Agreement in the manner hereinafter provided.

7. Termination; Removal of Property; Data

a. *Termination by Lessor* - If Lessee defaults in the performance of its obligations hereunder, Lessor shall give Lessee written notice specifying the default. If the default is not cured within thirty (30) days after Lessee has received the notice, or if Lessee has not within that time begun action to cure the default and does not thereafter diligently prosecute such action to completion, Lessor may terminate this Agreement by delivering to Lessee written notice of such termination, subject to Lessee's right to remove its property and equipment from the Property, as hereinafter provided. Lessor's right to terminate this Agreement shall be its sole remedy for any defaults in the payment of rental or advance minimum royalty. If Lessee in good faith disputes the existence of a default, Lessee shall initiate appropriate action in a court of competent jurisdiction within the 30-day period and the time to cure shall run from the date of a final determination that a default exists. Lessor shall have no right to terminate this Agreement except as set forth in this subsection a of Section 7.

b. *Termination by Lessee* - Lessee shall have the right to terminate this Agreement at any time by written notice from Lessee to Lessor.

c. *Effect of Termination* - From and after the date of termination, all right, title and interest of Lessee under this Agreement shall terminate, and Lessee shall not be required to make any further payments or to perform any further obligations hereunder concerning the Property, except payment and obligations, the due dates for the payment or performance of which occur prior to the termination date, including the obligations related to damages to the surface and improvements thereon.

d. *Removal of Property* - Upon any termination or expiration of this Agreement, Lessee shall have a period of one (1) year from and after the effective date of termination within which it may elect to remove from the Property all of its machinery, buildings, structures, facilities, equipment and other property of every nature and description erected, placed or situated thereon, except supports placed in shafts, drifts or openings in the Property. Failure of Lessee to so remove the same shall constitute an abandonment by Lessee to Lessor of the same; provided, however, that Lessee may be required to remove such property upon notice from Lessor given at any time during the one-year period and thirty (30) days thereafter.

e. *Delivery of Data* - If this Agreement is terminated, upon written request given by Lessor within thirty (30) days of said termination, Lessee shall, within a

8

reasonable time, furnish Lessor copies of all available non-interpretive exploration, development and mining data pertaining to the Property prepared by or for Lessee.

f. *Relinquishment of Record* - If this Agreement is terminated or otherwise expires, Lessee shall, within 30 days from and after such termination or expiration, provide Lessor with a recordable document sufficient to provide notice that Lessee no longer asserts rights to the Property under this Agreement.

8. Notices

Any notice or communication required or permitted hereunder shall be effective when personally delivered or deposited, postage prepaid, certified or registered, in the United States mail to the addresses specified above. Either party may, by notice to the other given as aforesaid, change its mailing address for future notices.

9. Binding Effect; Assignment

The rights of either party hereunder may be assigned in whole or in part and the provisions hereof shall inure to the benefit of and be binding upon the heirs, personal representatives, beneficiaries, successors and assigns, but no change or division of ownership of the Property or payments hereunder, however accomplished, shall operate to enlarge the obligations or diminish the rights of Lessee hereunder. No such change or division in the ownership of the Property shall be binding upon Lessee for any purpose until the first day of the month next succeeding the month in which such person acquiring any interest shall furnish evidence to Lessee's satisfaction of such change, transfer or division of ownership.

10. Memorandum

The parties to this Agreement agree to execute and record a Memorandum of this Agreement in a form sufficient to constitute record notice to third parties of the rights granted hereunder, which may be recorded in the official records of La Paz County, Arizona. Lessee shall be responsible for the recording of the Memorandum.

11. Construction

a. *Governing Law* - This Agreement shall be construed by the internal laws but not the laws of conflict of the State of Arizona.

b. *Headings* - The headings used in this Agreement are for convenience only and shall not be deemed to be a part of this Agreement for purposes of construction.

c. *Effect of Payments* - The compensation provided under the terms of Section 3 of this Agreement shall be deemed to be full payment to Lessor for any damage which may be caused to the Property by Lessee's operations hereunder so long as Lessee conducts such operations in a reasonable and prudent manner.

d. *No Implied Covenants* - It is expressly agreed that no implied covenant or condition whatsoever shall be read into this Agreement relating to any time frame as the measure of diligence for prospecting, mining, resumption of mining if mining operations once commenced are suspended, or any other operations of Lessee hereunder.

e. *Integration* - The entire agreements and understandings of the parties with reference to the Property are contained in this Agreement, and this Agreement supersedes all prior agreements and understandings regarding the Property.

SIGNED, effective as of the date recited above.

LESSOR: **LESSEE:**

COLUMBUS GOLD (U.S.)
CORPORATION





Robert Bell   By: _____

The undersigned, the spouse of Robert Bell, hereby joins in the foregoing Agreement for the sole purpose of confirming the recitation that the Property leased hereby is the sole and separate property of Robert Bell and that she claim no right or title therein by way of community property or otherwise.



10

STATE OF)
) ss.
County of)

The foregoing instrument was acknowledged before me this 28 day of Aug, 2006, by Robert Bell, a married man dealing with his sole and separate property.

My commission expires: 11/23/2009 ______________________
Notary Public



ELBERT W. DAVIS III
Notary Public - State of Kansas
My Appt. Expires: November 23,2009

STATE OF)
) ss.
County of)

The foregoing instrument was acknowledged before me this 28 day of Aug, 2006, by ______________, the wife of Robert Bell.

My commission expires: 11/23/2009 ______________________
Notary Public



ELBERT W. DAVIS III
Notary Public - State of Kansas
My Appt. Expires: November 23,2009

PROVINCE OF BRITISH COLUMBIA)
) ss.
CANADA)

The foregoing instrument was acknowledged before me this 24 day of August, 2006, by Robert F. Grosse, the President & CEO of **COLUMBUS GOLD (U.S.) CORPORATION**, a Nevada corporation, for and on behalf of the corporation.

____
Notary Public

STEWART L. LOCKWOOD
Barrister & Solicitor
1040 - 999 West Hastings Street
Vancouver, BC V6C 2W2

11

EXHIBIT A

The following lode mining claims are situated in the Silver (Red Cloud) Mining District, La Paz County, Arizona, in the section, township and range of the Public Land Survey System specified below.

Part I:

The Red Cloud patented lode mining claim, the survey of which is designated on the Public Land Survey as Mineral Survey 749, in Section 11, Township 4 South, Range 23 West, G&SR Mer., La Paz County, Arizona, and which property is designated as parcel number 301-34-003 of the La Paz County Assessor's Office.

Part II:

The following unpatented mining claims, the location notices of which are of record in the official records of Yuma (now La Paz) County, Arizona, and are filed with the Arizona State Office of the Bureau of Land Management as follows:

Name of Claim	Yuma County Records		BLM			
	Book	Page	A MC No.	Twns	Rge	Sec
PLATA NO.1						
3d Amd	1222	164	44189	4S	23W	11
PLATA NO.2						
2d Amd	1229	736	44190	3/4S	23W	34/35/1

Part III:

The areas of the Property in which wulfenite and vanadanite mineral specimen collection may be conducted under the terms of this Agreement are identified as the Red Cloud and Plata No. 2.

APPENDIX "C"

AREA OF INTEREST MAP


CLAIM STATUS SUMMARY
PURCHASE OPTION & LEASE PROPERTIES
James G. Blaine Patent
Purchase Option - Balance $170,000
5% NPI Royalty
Red Cloud Patent (& 2 unpatented claims)
Lease $7500-$10,000 pa
2% NSR Royalty
Pacific-Black Rock Patents
Purchase Option - Balance $25,000
No Royalty
1 MILE AREA OF INTEREST BOUNDARY
T3S-R23W
T3S-R22W
T3S-R23W
T4S-R23W
West Clip
Clip
Amelia
Revelation
Maxie
North Geronimo
Geronimo
Mendivil
Padre Kino
Princess
Silver King
State
Red Cloud
Papago
Pacific
Silver Glance
Black Rock
Riho Vein
COLUMBUS PROPERTIES
100% Columbus Unpatented (106 claims)
Bell Royalty (15 Claims)
2% NSR
TOMC Royalty (62 Claims)
1.5% NSR
Arizona State Exploration Permit Lease - Annual Fee $1860.00.
NON - COLUMBUS PROPERTIES
Foreign Patent
N
0
5000
SCALE IN FEET
COLUMBUS SILVER (U.S.) CORP.
Land Status Summary
with
1 Mile Area of Interest Boundary
Silver District Project
La Paz County, Arizona
Date: August 27, 2012